UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: Wednesday, 27 July 2022, London U.K.

GSK delivers strong Q2 2022 sales of £6.9 billion +19% at AER, +13% at CER and Total EPS1 from continuing operations2 17.5p -42% AER, -58% CER; Adjusted EPS of 34.7p +23% AER, +6% CER

Highlights

Strong commercial execution across Specialty Medicines, Vaccines and General Medicines drives double-digit sales growth
●	Total sales: £6.9 billion +19% AER, +13% CER, excluding COVID-19 solutions +16% AER, +10% CER
-
Specialty Medicines £2.7 billion +44% AER, +35% CER; HIV +14% AER, +7% CER; Oncology +29% AER, +23% CER; Immuno-inflammation and other specialty +32% AER +24% CER; COVID-19 solutions (Xevudy) sales £0.5 billion

	-	Vaccines £1.7 billion +9% AER, +3% CER; Shingrix £731 million >100% AER, >100% CER
	-	General Medicines £2.5 billion +5% AER, +2% CER

Continued cost discipline supports delivery of improved adjusted operating margin
●
Total continuing operating margin 16%. Total EPS 20.8p -40% AER, -53% CER; Total continuing EPS 17.5p -42% AER, -58% CER; primarily reflecting increased contingent consideration charges driven by exchange rates and adverse comparison due to a credit for the revaluation of deferred tax in Q2 2021

●	Adjusted operating margin 29%. Adjusted operating profit growth +22% AER, +7% CER. The impact on growth from lower margin COVID-19 solutions was approximately -16% AER, -14% CER
●	Adjusted EPS 34.7p +23% AER, +6% CER. The impact on growth from lower margin COVID-19 solutions was approximately -20% AER, -18% CER
●	Q2 2022 continuing cash generated from operations £1.6 billion. Free cash flow £0.3 billion

Strengthening late-stage R&D pipeline with positive data read-outs and strategic business development
●	US FDA approval for Priorix (MMR vaccine); Vocabria plus rilpivirine approval in Japan for HIV; Cervarix approval in China for cancer-causing human papillomavirus
●
Positive phase III high-level results for respiratory syncytial virus vaccine candidate in older adults. Full results to be presented at an upcoming scientific meeting with regulatory submissions anticipated in H2 2022

●	Proposed acquisition of Affinivax provides access to next-generation phase II 24-valent pneumococcal vaccine candidate and innovative MAPSTM technology
●	Promising phase IIb interim data presented for bepirovirsen, a potential new treatment for chronic hepatitis B. Phase III monotherapy trial is anticipated to start in H1 2023
●
Completed acquisition of Sierra Oncology on 1 July 2022. Data from momelotinib’s MOMENTUM phase III trial presented at 2022 ASCO Annual Meeting; results showed a statistically significant and clinically meaningful benefit on symptoms, splenic response, and anaemia. NDA submitted to the US FDA

●
Phase III data readouts expected in H2 2022: pentavalent (MenABCWY) meningitis vaccine candidate, otilimab in rheumatoid arthritis, Jemperli in 1L endometrial cancer, and Blenrep in 3L multiple myeloma

Improving revenues and margin support confidence in full-year outlooks
●
Expect 2022 sales growth of between 6% to 8% (previously 5% to 7%) and Adjusted operating profit growth of between 13% to 15% (previously 12% to 14%); both at CER. Adjusted EPS expected to grow by around 1% lower than operating profit. 2022 guidance excludes any contribution from COVID-19 solutions

●	Dividend of 16.25p/share (13p before Share Consolidation) declared for Q2 2022. No change to expected dividend of 61.25p/share (49p before Share Consolidation) for FY 2022

Successful demerger and listing of Haleon on 18 July, creating a new global leader in consumer health
●	Balance sheet strengthened for GSK, through dividend of more than £7 billion from Haleon

Emma Walmsley, Chief Executive Officer, GSK:
“This is GSK’s first set of results as a newly focused biopharma company, and we have delivered an excellent second quarter performance, with strong growth in Specialty Medicines, including HIV, and a record quarter for our shingles vaccine Shingrix. With this momentum in sales and operating profit growth, we have raised our full-year guidance and are confident in delivering the long-term growth outlooks we set out for shareholders last year. We continue to strengthen our pipeline, notably with very positive high-level results from our late-stage RSV vaccine candidate, together with targeted business development acquisitions of Sierra Oncology and Affinivax. These improvements in R&D and operating performance, together with a strengthened post-demerger balance sheet, create new capacity and flexibility for GSK to invest in growth and innovation for patients and shareholders.”

The Total results are presented in summary on page 2 and under ‘Financial performance’ on pages 9 and 21 and Adjusted results reconciliations are presented on pages 17, 18, 29 and 30. Adjusted results are a non-IFRS measure excluding discontinued operations that may be considered in addition to, but not as a substitute for, or superior to, information presented in accordance with IFRS. Adjusted results are defined on page 37 and £% or AER% growth, CER% growth, free cash flow and other non-IFRS measures are defined on page 68, COVID-19 solutions are also defined on page 68. GSK provides guidance on an Adjusted results basis only, for the reasons set out on page 37. All expectations, guidance and targets regarding future performance and dividend payments should be read together with ‘Guidance, assumptions and cautionary statements’ on pages 69 and 70.

(1)	Earnings per share have been retrospectively adjusted to reflect the GSK Share Consolidation on 18 July 2022, see details on page 53.
(2)	Consumer Healthcare is now accounted for as a discontinued operation, see details on page 20.

Q2 2022 results
	Q2 2022	Growth		H1 2022	Growth
	£m	£%	CER%	£m	£%	CER%

Turnover	6,929	19	13	14,119	28	25

Total continuing operating profit*	1,081	(15)	(35)	3,374	36	26
Total EPS	20.8p	(40)	(53)	65.7p	6	(1)
Total continuing EPS	17.5p	(42)	(58)	54.8p	9	-
Total discontinued EPS*	3.3p	(27)	(24)	10.9p	(4)	(8)

Adjusted operating profit	2,008	22	7	3,951	33	26
Adjusted EPS	34.7p	23	6	67.0p	36	27

Cash flow from operations attributable to continuing operations	1,584	17		3,936	>100
Free cash flow	264	>100		1,741	>100

(*)
The amounts presented in the table above for continuing operations and Adjusted results excludes the Consumer Healthcare business discontinued operation. The amounts presented for discontinued EPS are for the Consumer Healthcare business. The presentation of continuing and discontinued operations under IFRS 5 are set out on page 50.

2022 guidance
With the momentum from the business performance to date, GSK now expects 2022 sales to increase between 6 to 8 per cent and Adjusted operating profit to increase between 13 to 15 per cent, excluding any contributions from COVID-19 solutions. Adjusted Earnings per share is expected to grow around 1 per cent lower than Operating Profit. We have delivered first half performance ahead of our full year guidance, slightly better than expected, informed by strong business delivery and the dynamics of prior year comparators.

Predominantly reflecting a more challenging H2 2021 sales comparator as well as an expected increase in R&D spend, we expect lower reported growth in the second half. Key external factors that will influence the second half of 2022 include the continued risk from COVID-19 dynamics and possible developments in the current uncertain global economic environment.

Notwithstanding uncertain economic conditions across many markets in which we operate, we observe evidence of healthcare systems recovering and continue to expect full year sales of Specialty Medicines to grow approximately 10% CER and sales of General Medicines to show a slight decrease, primarily reflecting the increased genericisation of established Respiratory medicines. Vaccines sales are now expected to grow at a low to mid-teens percentage at CER for the year. Specifically for Shingrix, we continue to expect strong double-digit growth and record annual sales in 2022, based on strong demand in existing markets and continued geographical expansion, however we do expect sales in the second half to be slightly lower than in H1 2022 due to some channel stocking in the first half in the US.

From Q2 2022, the Group presents the Haleon plc (Haleon) business as a discontinued operation according to IFRS 5. Adjusted results excludes profits from discontinued operations. Comparatives have been restated to reflect adjusted results from continuing operations, and guidance is provided on this basis.

Dividend policies and expected pay-out ratios are unchanged for GSK, but the dividends per share have been adjusted for the GSK Share Consolidation completed on 18 July 2022. The future dividend policies and guidance in relation to the expected dividend pay-out in 2022 for GSK are provided on page 35.

2022 COVID-19 solutions expectations
The majority of expected COVID-19 solutions sales for 2022 have been achieved in the first half of this year. Based on known binding agreements with governments, we expect that sales of COVID-19 solutions will be substantially lower in the second half. Compared with 2021, sales will be at a reduced profit contribution due to the increased proportion of lower margin Xevudy sales. Given the higher than expected sales achieved in the year to date we now expect this to reduce Adjusted Operating profit growth (including COVID-19 solutions in both years) by between 4% to 6%. We continue to discuss future opportunities to support governments, healthcare systems, and patients whereby our COVID-19 solutions can address the emergence of any new COVID-19 variant of concern.

All expectations, guidance and targets regarding future performance and dividend payments should be read together with ‘Guidance, assumptions and cautionary statements’ on page 69. If exchange rates were to hold at the closing rates on 30 June 2022 ($1.21/£1, €1.16/£1 and Yen 165/£1) for the rest of 2022, the estimated positive impact on 2022 Sterling turnover growth for GSK would be 5% and if exchange gains or losses were recognised at the same level as in 2021, the estimated positive impact on 2022 Sterling Adjusted Operating Profit growth for GSK would be 9%.

Demerger of Consumer Healthcare
On 18 July 2022, GSK plc separated its Consumer Healthcare business from the GSK Group to form Haleon, an independent listed company. The separation was effected by way of a demerger of 80.1% of GSK’s 68% holding in the Consumer Healthcare business to GSK shareholders. Following the demerger, 54.5% of Haleon is held in aggregate by GSK Shareholders, 6.0% is held by GSK (including shares received by GSK’s consolidated ESOT trusts) and 7.5% is held by certain Scottish limited partnerships (SLPs) set up to provide a funding mechanism pursuant to which GSK will provide additional funding for GSK’s UK Pension Schemes. The aggregate ownership by GSK (including ownership by the ESOT trusts and SLPs) after the demerger of 13.5% will be initially measured at fair value with changes through profit or loss. Pfizer continues to hold 32% of Haleon after the demerger.

The gain on demerger distribution will be recognised in Q3 2022. The asset distributed was the 54.5% ownership of the Consumer Healthcare business. The assets distributed were reduced by Consumer Healthcare transactions up to 18 July 2022 that included pre-separation dividends declared and settled after the end of Q2 2022 and before 18 July 2022. Those dividends included: £10.4 billion (£7.1 billion attributable to GSK) of dividends funded by Consumer Healthcare debt that was partially on-lent during Q1 2022 and dividends of £0.6 billion (£0.4 billion attributable to GSK) from available cash balances. GSK’s share of the pre-separation dividends funded by debt will result in a reduction of net debt for GSK on demerger (GSK’s share of the pre-separation dividends and loans are eliminated in the consolidated financial statements until demerger).

Share consolidation
Following completion of the Consumer Healthcare business demerger on 18 July 2022, GSK plc Ordinary shares were consolidated in order to maintain share price comparability before and after demerger on 18 July 2022. Shareholders of GSK plc received 4 new Ordinary shares for every 5 existing Ordinary shares. Earnings per share, diluted earnings per share, adjusted earnings per share and dividends per share have been retrospectively adjusted to reflect the Share Consolidation in all the periods presented.

Results presentation
A conference call and webcast for investors and analysts of the half-year and Q2 2022 results will be hosted by Emma Walmsley, CEO, at 12pm BST on 27 July 2022. Presentation materials will be published on www.gsk.com prior to the webcast and a transcript of the webcast will be published subsequently.

Information available on GSK’s website does not form part of, and is not incorporated by reference into, this Results Announcement.

The amounts below are from continuing operations unless otherwise specified.

Operating performance – Q2 2022

Turnover	Q2 2022

	£m	Growth £%	Growth CER%

Specialty Medicines	2,704	44	35
Vaccines	1,715	9	3
General Medicines	2,510	5	2

Commercial Operations	6,929	19	13

Total turnover in the quarter was £6,929 million, up 19% at AER, 13% at CER, reflecting strong performance in all three product groups. Commercial Operations turnover excluding pandemic sales grew 16% at AER, 10% at CER.

Specialty Medicines
Specialty Medicines sales in the quarter were £2,704 million, up 44% at AER, 35% at CER, driven by consistent growth in all therapy areas. Specialty Medicines excluding sales of Xevudy were £2,238 million up 20% at AER, 13% at CER. In the quarter, HIV sales were £1,404 million with growth up 14% at AER, 7% at CER. Oncology sales in the quarter were £154 million, up 29% at AER, 23% at CER. Immuno-inflammation, Respiratory and Other sales were £680 million up 32% at AER, 24% at CER.

Vaccines
Vaccine sales were £1,715 million, up 9% at AER, 3% at CER in total and up 31% at AER, 24% at CER excluding unrepeated 2021 pandemic adjuvant sales. The performance reflected a favourable comparator to Q2 2021, which was impacted by COVID-19 related disruptions in several markets, and the strong commercial execution of Shingrix. The growth, however, was partially offset by lower paediatric and adolescent vaccine sales that reflected the normalisation of the US Center for Disease Control (CDC) purchasing patterns.

General Medicines
General Medicines sales in the quarter were £2,510 million, up 5% at AER, 2% at CER, with the impact of generic competition in US, Europe, and Japan offset by Trelegy growth in respiratory and the post-pandemic rebound of the antibiotic market since Q3 2021 in Other General Medicines. General medicines includes £33 million (Q2 2021: £34 million) of turnover between GSK and Haleon recorded in continuing operations with an offsetting amount recorded in discontinuing operations.

Operating profit
Total operating profit was £1,081 million compared with £1,275 million in Q2 2021. The reduction primarily reflected the higher re-measurement charges for contingent consideration liabilities, partly offset by increased profits on turnover growth of 13% at CER and increased milestone income.

Adjusted operating profit was £2,008 million, 22% higher than Q2 2021 at AER and 7% at CER on a turnover increase of 13% at CER. The Adjusted operating margin of 29.0% was 0.9% percentage points higher at AER and 1.5% percentage points lower at CER than in Q2 2021. This primarily reflected higher COVID-19 solutions sales at low margin, which reduced Adjusted Operating profit growth by approximately 16% at AER, 14% at CER and reduced the Adjusted operating margin by approximately 4.5 percentage points at AER and 4.4 percentage points at CER. This was offset by leverage from strong sales growth across all product groups, beneficial mix, and higher royalty income.

Earnings per share (adjusted to reflect the Share Consolidation on 18 July 2022)
Total EPS was 17.5p compared with 30.3p in Q2 2021. The reduction primarily reflects increased charges for remeasurement of contingent consideration liabilities as well as an unfavourable comparison due to a credit of £325 million to Taxation in Q2 2021. Adjusted EPS was 34.7p compared with 28.2p in Q2 2021, up 23% at AER, 6% at CER, on a 7% CER increase in Adjusted operating profit. This primarily reflected higher COVID-19 solutions sales at low margin with the reduction to growth from COVID-19 solutions being approximately 20% at AER, 18% at CER. Leverage from growth in sales of Specialty Medicines, beneficial mix, higher royalty income and a lower effective tax rate was partly offset by higher supply chain, freight and distribution costs and higher non-controlling interests.

Cash flow
Cash generated from operations attributable to continuing operations for the quarter was £1,584 million (Q2 2021: £1,357 million). The increase primarily reflected the increase in operating profit including beneficial exchange and favourable timing of collections partly offset by increased contingent consideration payments, adverse timing of profit share payments for Xevudy sales, a higher seasonal increase in inventory and adverse timing of returns and rebates.

Operating performance – H1 2022

Turnover	H1 2022

	£m	Growth £%	Growth CER%

Specialty Medicines	5,839	69	63
Vaccines	3,384	21	17
General Medicines	4,896	3	2

Commercial Operations	14,119	28	25

Total turnover in the half year was £14,119 million, up 28% at AER, 25% at CER, reflecting strong performance in all three product groups. Commercial Operations turnover, excluding pandemic sales, grew 15% at AER, 12% at CER.

Specialty Medicines
Specialty Medicines sales were £5,839 million, up 69% at AER, 63% at CER, driven by consistent growth in all therapy areas. Specialty Medicines, excluding sales of Xevudy, were £4,066 million up 18% at AER, 14% at CER. HIV sales were £2,585 million with growth of 14% at AER,10% at CER. Oncology sales were £281 million, up 23% at AER, 19% at CER. Immuno-inflammation, Respiratory and Other sales were £1,200 million up 26% at AER, 21% at CER.

Vaccines
Vaccines turnover was £3,384 million, up 21% at AER, 17% at CER. Excluding unrepeated 2021 pandemic adjuvant sales, vaccine sales increased 33% at AER, 30% at CER, reflecting a favourable comparator to H1 2021, which was adversely impacted by COVID-19 related disruptions in several markets, and the strong commercial execution of Shingrix, particularly in the US and Europe.

General Medicines
General Medicines sales in the half year were £4,896 million, up 3% at AER, 2% at CER, with the impact of generic competition in US, Europe and Japan offset by Trelegy growth in respiratory and the post-pandemic rebound of the antibiotic market since H2 2021 in Other General Medicines. General medicines includes £76 million (H1 2021: £79 million) of turnover between GSK and Haleon recorded in continuing operations with an offsetting amount recorded in discontinued operations.

Operating profit
Total operating profit was £3,374 million compared with £2,485 million in H1 2021. This included the £0.9 billion upfront income received from the settlement with Gilead Sciences, Inc. (Gilead) and increased profits on turnover growth of 25% at CER, partly offset by higher re-measurement charges for contingent consideration liabilities.

Adjusted operating profit was £3,951 million, 33% higher at AER and 26% at CER than H1 2021 on a turnover increase of 25% at CER. The Adjusted operating margin of 28.0% was 1.0 percentage points higher at AER and stable at CER compared to H1 2021. This primarily reflected the impact from low margin COVID-19 solutions sales (Xevudy), which reduced Adjusted Operating profit growth by approximately 2% at AER, 1% at CER and reduced the Adjusted operating margin by approximately 3.3 percentage points at AER and at CER. This was offset by operating leverage from strong sales growth, beneficial mix, and higher royalty income.

Earnings per share (adjusted to reflect the Share Consolidation on 18 July 2022)
Total EPS from continuing operations was 54.8p compared with 50.3p in H1 2021. This primarily reflected the £0.9 billion upfront income received from the settlement with Gilead and increased profits on turnover growth of 25% at CER, partly offset by higher re-measurement charges for contingent consideration liabilities as well as an unfavourable comparison due to a credit of £325 million to Taxation in Q2 2021. Adjusted EPS was 67.0p compared with 49.3p in H1 2021, up 36% at AER, 27% at CER, on a 26% CER increase in Adjusted operating profit. This included higher COVID-19 solutions sales at low margin with the reduction to growth from COVID-19 solutions being approximately 2% at AER, 2% at CER. Leverage from growth in sales of Specialty Medicines, beneficial mix, higher royalty income and a lower effective tax rate was partly offset by higher supply chain, freight and distribution costs, lower associate income and higher non-controlling interests.

Cash flow
Cash generated from operations attributable to continuing operations for H1 was £3,936 million (H1 2021: £1,759 million). The increase primarily reflected a significant increase in operating profit including the upfront income from the settlement with Gilead, favourable exchange and favourable timing of collections and profit share payments for Xevudy sales, partly offset by increased contingent consideration payments reflecting the Gilead settlement and a higher seasonal increase in inventory.

Q2 2022 pipeline highlights (since 27 April 2022)

	Medicine/vaccine	Trial (indication, presentation)	Event
Regulatory approvals or other regulatory action	Nucala	Severe eosinophilic asthma, 40mg prefilled syringe for 6-11 year olds	Regulatory approval (EU)
	Vocabria/Rekambys (cabotegravir/rilpivirine)	HIV	Regulatory approval (Japan)
	Priorix	Measles-mumps-rubella	Regulatory approval (US)
	Cervarix	Human papillomavirus, two-dose vaccine schedule for girls aged 9-14 years	Regulatory approval (China)
Regulatory submissions or acceptances	momelotinib	MOMENTUM (myelofibrosis with anaemia)	Regulatory submission (US)
	Shingrix	Shingles, at-risk adults aged 18+ years	Regulatory acceptance (Japan)
Phase III data readouts or other significant events	bepirovirsen	B-Clear (hepatitis B virus)	Positive phase IIb interim data
	RSV older adult vaccine candidate	RSV, older adults aged 60+ years	Positive phase III data
	COVID-19 vaccine candidate (SK Bioscience)	COVID-19	Positive phase III data

Anticipated news flow

Timing	Medicine/vaccine	Trial (indication, presentation)	Event
H2 2022	otilimab	contRAst programme (rheumatoid arthritis)	Phase III data readout
	Blenrep	DREAMM-3 (3L+ multiple myeloma)	Phase III data readout
	Blenrep	DREAMM-3 (3L+ multiple myeloma)	Regulatory submission (US, EU)
	Jemperli	RUBY (1L endometrial cancer)	Phase III data readout (interim analysis)
	Jemperli	PERLA (non-small cell lung cancer)	Phase II data readout
	momelotinib	MOMENTUM (myelofibrosis with anaemia)	Regulatory submission (EU)
	gepotidacin	EAGLE (uncomplicated urinary tract infection)	Phase III data readout (interim analysis)
	MenABCWY (gen 1) vaccine candidate	Meningitis ABCWY	Phase III data readout
	RSV older adult vaccine candidate	RSV, older adults aged 60+ years	Regulatory submission (US)
	Menveo	Invasive meningococcal disease, liquid formulation	Regulatory decision (US)
	Rotarix	Rotavirus, liquid formulation	Regulatory decision (US)
	COVID-19 vaccine candidate (SK Bioscience)	COVID-19	Regulatory submission (EU)
	COVID-19 vaccine candidate (SK Bioscience)	COVID-19	Regulatory decision (EU)
	COVID-19 vaccine candidate (Sanofi)	COVID-19	Regulatory submission (US)
	COVID-19 vaccine candidate (Sanofi)	COVID-19	Regulatory decision (US)
H1 2023	bepirovirsen	B-Together (hepatitis B virus)	Phase IIb data readout
	daprodustat	ASCEND (anaemia of chronic kidney disease)	Regulatory decision (US, EU)
	momelotinib	MOMENTUM (myelofibrosis with anaemia)	Regulatory decision (US)
	Blenrep	DREAMM-8 (2L+ multiple myeloma)	Phase III data readout
	Blenrep	DREAMM-7 (2L+ multiple myeloma)	Phase III data readout
	Jemperli	RUBY (1L endometrial cancer)	Regulatory submission (US, EU)
	letetresgene-autoleucel	IGNYTE-ESO (2L+ synovial sarcoma)	Phase II data readout
	RSV older adult vaccine candidate	RSV, older adults aged 60+ years	Regulatory decision (US)
	MenABCWY (gen 1) vaccine candidate	Meningitis ABCWY	Regulatory submission (US)
	Malaria (fractional dose) vaccine	Malaria	Phase II data readout
	Covifenz (Medicago)	COVID-19	Regulatory submission (US)
	Covifenz (Medicago)	COVID-19	Regulatory decision (US)
H2 2023	otilimab	contRAst programme (rheumatoid arthritis)	Regulatory submission (US, EU)
	linerixibat	GLISTEN (cholestatic pruritus in primary biliary cholangitis)	Phase III data readout
	Blenrep	DREAMM-3 (3L+ multiple myeloma)	Regulatory decision (US, EU)
	Blenrep	DREAMM-8 (2L+ multiple myeloma)	Regulatory submission (US, EU)
	Blenrep	DREAMM-7 (2L+ multiple myeloma)	Regulatory submission (US, EU)
	Jemperli	RUBY (1L endometrial cancer)	Regulatory decision (US)
	momelotinib	MOMENTUM (myelofibrosis with anaemia)	Regulatory decision (EU)
	Zejula	FIRST (1L maintenance ovarian cancer)	Phase III data readout
	gepotidacin	EAGLE (uncomplicated urinary tract infection)	Regulatory submission (US, EU)

Refer to pages 59 to 66 for further details on several key medicines and vaccines in development by therapy area.

Contacts
GSK plc (LSE/NYSE:GSK) is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at www.gsk.com.
GSK enquiries:
Media	Tim Foley	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington)

Investor Relations	Nick Stone	+44 (0) 7717 618834	(London)
	James Dodwell	+44 (0) 7881 269066	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Joshua Williams	+44 (0) 7385 415719	(London)
	Jeff McLaughlin	+1 215 589 3774	(Philadelphia)

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Financial performance – Q2 2022

Total results

The Total results for the Group are set out below.

	Q2 2022 £m	Q2 2021 £m	Growth £%	Growth CER%

Continuing Operations Turnover	6,929	5,838	19	13

Cost of sales	(2,176)	(1,708)	27	28

Gross profit	4,753	4,130	15	7

Selling, general and administration	(2,066)	(1,689)	22	19
Research and development	(1,242)	(1,167)	6	2
Royalty income	159	77	>100	>100
Other operating income/(expense)	(523)	(76)

Operating profit	1,081	1,275	(15)	(35)

Finance income	21	4
Finance expense	(204)	(189)
Loss on disposal of interest in associates	-	(36)
Share of after tax (losses)/profits of associates and joint ventures	(2)	16

Profit before taxation	896	1,070	(16)	(40)

Taxation	(150)	201
Tax rate %	16.7%	(18.8)%

Profit after taxation from continuing operations	746	1,271	(41)	(58)

Profit after taxation from discontinued operations	229	267	(14)	(16)

Profit after taxation for the period	975	1,538	(37)	(51)

Profit attributable to non-controlling interest from continuing operations	40	57

Profit attributable to shareholders from continuing operations	706	1,214

Profit attributable to non-controlling interest from discontinued operations	97	86

Profit attributable to shareholders from discontinued operations	132	181

	975	1,538	(37)	(51)

Total profit attributable to non-controlling interest	137	143

Total profit attributable to shareholders	838	1,395

	975	1,538

Earnings per share from continuing operations	17.5p	30.3p	(42)	(58)

Earnings per share from discontinued operations	3.3p	4.5p	(27)	(24)

Total earnings per share	20.8p	34.8p	(40)	(53)

Adjusted results

The Adjusted results for the Group are set out below. Adjusted results are from continuing operations and exclude the Consumer Healthcare business (see details in page 52). Reconciliations between Total results and Adjusted results for Q2 2022 and Q2 2021 are set out on pages 17 and 18.

	Q2 2022 £m	% of turnover	Growth £%	Growth CER%

Turnover	6,929	100	19	13

Cost of sales	(1,970)	(28.4)	29	31
Selling, general and administration	(1,955)	(28.2)	19	16
Research and development	(1,155)	(16.7)	4	(1)
Royalty income	159	2.3	>100	100

Adjusted operating profit	2,008	29.0	22	7

Adjusted profit before tax	1,825		24	7
Adjusted profit after tax	1,548		26	9
Adjusted profit attributable to shareholders	1,398		24	7

Adjusted earnings per share	34.7p		23	6

Operating profit by segment

	Q2 2022 £m	% of turnover	Growth £%	Growth CER%

Commercial Operations	3,304	47.7	15	6
Research and Development	(1,152)		3	(2)

Segment profit	2,152	31.1	23	10
Corporate & other unallocated costs	(144)		31	66

Adjusted operating profit	2,008	29.0	22	7

Turnover

Commercial Operations

	Q2 2022

	£m	Growth £%	Growth CER%

HIV	1,404	14	7
Oncology	154	29	23
Immuno-inflammation, respiratory and other	680	32	24

	2,238	20	13
Pandemic	466	>100	>100

Specialty Medicines	2,704	44	35

Meningitis	235	4	-
Influenza	32	(3)	(9)
Shingles	731	>100	>100
Established Vaccines	717	(5)	(9)

	1,715	31	24
Pandemic Vaccines	-	(100)	(100)

Vaccines	1,715	9	3

Respiratory	1,649	9	4
Other General Medicines	861	(1)	(2)

General Medicines	2,510	5	2

Commercial Operations	6,929	19	13

US	3,317	19	7
Europe	1,549	23	25
International	2,063	15	14

Commercial Operations by region	6,929	19	13

Total turnover in the quarter was £6,929 million, up 19% at AER, 13% at CER, reflecting strong performance in all three product groups. Commercial Operations turnover, excluding pandemic sales, grew 16% at AER, 10% at CER. Specialty Medicines included £466 million sales of Xevudy, which contributed 24 percentage points of growth in the quarter at AER, 22 percentage points at CER. Vaccines growth reflected strong Shingrix performance assisted by demand recovery and channel inventory build in the US, partially offset by pandemic adjuvant sales in Q2 2021. General Medicines reflected the recovery of the antibiotics market and in particular the strong performance of Trelegy in respiratory in all regions.

Specialty Medicines

Specialty Medicines sales in the quarter were £2,704 million, up 44% at AER, 35% at CER, driven by consistent growth in all therapy areas. Specialty Medicines excluding sales of Xevudy were £2,238 million up 20% at AER, 13% at CER.

HIV
HIV sales were £1,404 million with growth up 14% at AER, 7% at CER in the quarter. The performance benefitted from strong patient demand for the new HIV medicines (Dovato, Cabenuva, Juluca, Rukobia, and Apretude) and a favourable US pricing mix, however, this was partially offset by the unfavourable phasing of Tivicay tenders. US pricing contributed 7% at AER, 4% at CER, with tenders reducing growth by 5% at AER, 6% at CER in the quarter.

New HIV medicines delivered for the first-time quarterly sales of over half a billion pounds at £571 million, up 73% at AER, 63% at CER, representing 41% of the total HIV portfolio compared to 27% in the same quarter last year. Sales of the oral two drug regimens Dovato and Juluca were £320 million and £152 million, respectively, with a combined growth of 49% at AER, 41% at CER. Cabenuva, the first long-acting injectable for the treatment of human immunodeficiency virus type-1 (HIV-1) infection, recorded sales of £72 million. Apretude, the first long-acting prevention injectable for the prevention of HIV-1, delivered sales of £8 million.

Oncology
Oncology sales in the quarter were £154 million, up 29% at AER, 23% at CER. Zejula sales were £120 million, up 22% at AER, 16% at CER, and Blenrep, sales of £30 million up 43% at AER, 33% at CER; the performance reflected growth in recently launched markets.

Immuno-inflammation, Respiratory and Other
Immuno-inflammation, Respiratory and Other sales were £680 million up 32% at AER, 24% at CER. Benlysta sales were £297 million, up 39% at AER, 29% at CER reflecting strong underlying demand in US and worldwide. Nucala sales were £367 million, up 26% at AER, 19% at CER including US sales of £236 million up 30% at AER, 18% at CER on continued strong demand and launch of additional indications.

Pandemic
In the period, sales of Xevudy were £466 million, with the overwhelming majority of sales achieved in Europe £123 million and International £320 million. In the US, the government contract was completed in Q1 2022.

Vaccines

Vaccine sales were £1,715 million, up 9% at AER, 3% at CER in total and up 31% at AER, 24% at CER excluding unrepeated 2021 pandemic adjuvant sales. The performance reflected a favourable comparator to Q2 2021, which was adversely impacted by COVID-19 related disruptions in several markets, and the strong commercial execution of Shingrix, particularly in the US and Europe. The growth, however, was partially offset by lower paediatric and adolescent vaccine sales that reflected the normalisation of the US CDC purchasing patterns.

Shingles
Shingrix sales more than doubled to £731 million primarily due to demand recovery, strong commercial execution aimed at shifting the shingles vaccination season forward, and earlier-than- expected channel inventory build in the US, and higher demand in Germany. All regions grew significantly in Q2 2022, with 40% of the growth contributed from outside of the US. Shingrix is now available in 23 countries including four new launches in the last quarter.

Established Vaccines
Established Vaccines decreased 5% at AER, 9% at CER to £717 million reflecting unfavourable CDC purchasing patterns and competitive pressure for Infanrix/Pediarix in the US, lower International sales of Cervarix, MMR/V vaccines and Synflorix, and the negative impact of a CDC stockpile borrow for Rotarix, partially offset by hepatitis vaccines growth in the US and Europe.

General Medicines

General Medicines sales in the quarter were £2,510 million, up 5% at AER, 2% at CER, with the adverse impact of generic competition in US, Europe, and Japan offset by Trelegy growth in respiratory and the post-pandemic rebound of the antibiotic market since Q3 2021 in Other General Medicines.

Respiratory
Respiratory sales were £1,649 million, up 9% at AER, 4% at CER. The performance was driven by Trelegy sales of £467 million, up 60% at AER, 50% at CER with strong growth in all regions and some benefit of prior period Returns and Rebates (RAR) adjustments in the US. Advair/Seretide sales of £262 million continue to be adversely impacted by generic competition, decreasing 24% at AER, 27% at CER. Overall, there was no significant impact of prior period RAR adjustments in the quarter.

Other General Medicines
Other General Medicines sales were £861 million, down 1% at AER, 2% at CER. Augmentin sales were £130 million, up 43% at AER, 45% at CER reflecting the post-pandemic rebound of the antibiotic since Q3 2021. This offsets the ongoing adverse impact of generic competition and approximately two percentage points impact from the divestment of cephalosporin products in Q4 2021.

General medicines includes £33 million (Q2 2021: £34 million) of turnover between GSK and Haleon recorded in continuing operations with an offsetting amount recorded in discontinuing operations.

By Region

US
In the US, sales were £3,317 million, up 19% at AER, 7% at CER. There were £23 million sales of Xevudy in the quarter following completion of the government contract in Q1 2022.

In Specialty Medicines, HIV sales of £894 million were up 25% at AER, 13% at CER. New HIV medicines delivered sales of £377 million up 75% at AER, 59% at CER driven by strong patient demand for Dovato, Cabenuva, Juluca, Apretude, and Rukobia as well as favourable pricing mix. Nucala and Benlysta both continued to grow double digits reflecting ongoing strong demand. Oncology sales increased 22% at AER, 10% at CER, despite diagnosis and treatment rates continuing to be adversely impacted by the pandemic.

Vaccine sales were £897 million, up 13% at AER, 2% at CER. Vaccine sales excluding the impact of COVID-19 vaccine adjuvant sales in Q2 2021 grew 53% at AER, 38% at CER. Growth was driven by Shingrix reflecting demand recovery, strong commercial execution, and channel inventory build. Growth was reduced by lower paediatric and adolescent vaccines sales reflecting the normalisation of CDC purchasing patterns.

General Medicines sales were £933 million, up 11% at AER, stable at CER, driven by strong Trelegy performance, up 74% at AER, 58% at CER on growth of the single inhaler triple therapy market and demand.

Europe
In Europe, sales were £1,549 million, up 23% at AER, 25% at CER, including Xevudy sales of £123 million contributing ten percentage points of growth at AER and CER.

In Specialty Medicines, HIV sales were £336 million, up 15% at AER, 17% at CER. The performance predominantly reflected strong patient demand for Dovato with sales of £118 million during the period. Benlysta in immunology, Nucala in respiratory, and several Oncology medicines also delivered strong double-digit growth in the quarter.

Vaccine sales were £414 million, up 39% at AER, 42% at CER. Shingrix sales of £151 million, >100% at AER and CER, drove the growth particularly in Germany, which benefitted from strong demand.

General Medicines sales were £522 million, decreasing 3% at AER, 2% at CER, with ongoing generic competitive pressures adversely impacting Seretide in respiratory; the performance was partly offset by strong demand for Trelegy. Augmentin grew due to the post-pandemic rebound of the antibiotic market since Q3 2021.

International
International sales were £2,063 million, up 15% at AER, 14% at CER, including Xevudy sales of £320 million contributing 15 percentage points of growth.

In Specialty Medicines, HIV sales were £174 million, decreasing 23% at AER, 27% at CER driven by tender phasing. The performance, however, was partially offset by strong Dovato growth. Combined Tivicay and Triumeq sales were £130 million, declining 35% at AER, 40% at CER. Nucala in respiratory and Benlysta in immunology both continued to grow strongly reflecting growth in the biologics market in Japan and inclusion on China’s National Reimbursement Drug List.

Vaccine sales were £404 million, decreasing 15% at AER, 18% at CER. Vaccine sales excluding the impact of COVID-19 vaccine adjuvant sales in Q2 2021 decreased 6% at AER, 8% at CER, primarily reflecting phasing of public tenders.

General Medicines sales were £1,055 million up 6% at AER, 5% at CER. Respiratory sales of £455 million were up 8% at AER, 7% at CER reflecting strong growth of Trelegy, particularly in Japan, China, and Canada. This performance offset the impact of generic competition and lower allergy season in Japan. Other General Medicines sales increased 4% at AER and at CER to £600 million, reflecting the growth of Augmentin following the post-pandemic rebound of the antibiotic market since Q3 2022.

Operating performance

Cost of sales
Total cost of sales as a percentage of turnover was 31.4%, and increased 2.1 percentage points higher at AER and 4.0 percentage points higher in CER terms than Q2 2021. Adjusted cost of sales as a percentage of turnover was 28.4%, up 2.4 percentage points AER and 4.1 at CER compared with Q2 2021. This primarily reflected higher sales of lower margin COVID-19 solutions (Xevudy) compared to Q2 2021, which included £258 million of pandemic adjuvant sales, increasing cost of sales margin by 4.7 percentage points at AER and at CER as well as the impact of increased commodity prices and freight costs. This was partially offset by a favourable mix primarily from increased sales of Shingrix in the US and Europe and increased sales of HIV medicines in the US.

Selling, general and administration
Total SG&A costs as a percentage of turnover were 29.8%, 0.9 percentage points higher at AER and 1.7 percentage points higher at CER than in Q2 2021 primarily reflected increased investment in the launch of innovative vaccines and medicines.

Adjusted SG&A costs as a percentage of turnover were 28.2%, stable at AER, 0.7 percentage points higher at CER. Adjusted SG&A costs increased 19% at AER, 16% at CER which primarily reflected an increased level of launch investment in Specialty Medicines particularly HIV and Vaccines including Shingrix to drive post-pandemic recovery demand and support market expansion. The growth in Adjusted SG&A also reflected increased freight and distribution costs and exchange losses on the Vir Biotechnology, Inc. collaboration profit share. This growth was partly offset by the continuing benefit of restructuring and tight control of ongoing costs.

Research and development
Group R&D expenditure from continuing operations was £1,242 million (17.9% of turnover), up 6% at AER and 2% at CER. Adjusted R&D expenditure increased in the quarter by 4% at AER, broadly stable at CER, to £1,155 million. This reflected the continued efficiencies delivered from the One R&D restructuring programme, the completion of several late-stage clinical development programmes, and a favourable comparator to Q2 2021, which saw increased levels of R&D investment due to COVID-19 pandemic solutions.

In the quarter, GSK increased investment across Vaccine clinical development, including its mRNA technology platforms, continued investment in the late-stage portfolio, and accelerated several early discovery programmes; these investments partly offset the decreases above. In addition, the level of investment increased in Specialty Medicines to support the early-stage HIV portfolio and in respiratory, the phase III programme for depemokimab, a potential new medicine to treat severe asthma. The expenditure in the quarter does not reflect the impact of the acquisition of Sierra Oncology, Inc. which completed on 1 July 2022.

Royalty income
Royalty income was £159 million (Q2 2021: £77 million), up >100% at AER, >100% at CER, primarily reflecting royalty income from Gilead under the settlement and licensing agreement with Gilead and higher sales of Gardasil.

Other operating income/(expense)
Net other operating expense was £523 million (Q2 2021: £76 million) primarily reflecting accounting charges of £699 million (Q2 2021: £101 million) arising from the re-measurement of contingent consideration liabilities and the liabilities for the Pfizer, Inc. (Pfizer) put option and Pfizer and Shionogi & Co., Ltd. (Shionogi) preferential dividends in ViiV Healthcare. This included a re-measurement charge of £585 million (Q2 2021: £125 million) for the contingent consideration liability due to Shionogi, including the unwinding of the discount for £95 million and a charge for £490 million primarily from changes to exchange rates as well as adjustments to sales forecasts. This was partly offset by increased milestone income.

Operating profit
Total operating profit was £1,081 million compared with £1,275 million in Q2 2021. The reduction primarily reflected the higher re-measurement charges for contingent consideration liabilities, partly offset by increased profits on turnover growth of 13% at CER and increased milestone income.

Adjusted operating profit was £2,008 million, 22% higher than Q2 2021 at AER and 7% at CER on a turnover increase of 13% at CER. The Adjusted operating margin of 29.0% was 0.9% percentage points higher at AER and 1.5% percentage points lower at CER than in Q2 2021. This primarily reflected the impact from low margin COVID-19 solutions sales (Xevudy), which reduced Adjusted Operating profit growth by approximately 16% at AER, 14% at CER and reduced the Adjusted operating margin by approximately 4.5 percentage points at AER and 4.4 percentage points at CER. This was offset by operating leverage from sales growth across all product groups, beneficial mix, and higher royalty income.

Contingent consideration cash payments made to Shionogi and other companies reduce the balance sheet liability and hence are not recorded in the income statement. Total contingent consideration cash payments in Q2 2022 amounted to £404 million (Q2 2021: £205 million). These included cash payments made to Shionogi of £395 million (Q2 2021: £203 million).

Adjusted operating profit by business
Commercial Operations operating profit was £3,304 million, up 15% at AER and 6% at CER on a turnover increase of 13% at CER. The operating margin of 47.7% was 1.5 percentage points lower at AER and 3.2 percentage points lower at CER than in Q2 2021. This primarily reflected sales of lower margin Xevudy in the quarter compared to Q2 2021 which included higher margin pandemic adjuvant sales. This also reflected increased investment behind launches in Specialty Medicines including HIV and Vaccines plus higher commodity, freight and distribution costs. This was partly offset by continued tight control of ongoing costs, benefits from continued restructuring and increased royalty income from Biktarvy sales following the settlement with Gilead in February 2022 and Gardasil sales.

R&D segment operating expenses were £1,152 million, up 3% at AER, down 2% at CER, primarily reflecting continued efficiencies delivered from the One R&D restructuring programme, the completion of several late-stage clinical development programmes, and a favourable comparator to Q2 2021, which saw increased levels of R&D investment due to COVID-19 pandemic solutions. This was partly offset by increased investment in Vaccines including priority investments for mRNA and late stage portfolio and Specialty in early stage HIV and depemokimab.

Net finance costs
Total net finance costs were £183 million compared with £185 million in Q2 2021. Adjusted net finance costs were £181 million compared with £185 million in Q2 2021.

Taxation
The charge of £150 million represented an effective tax rate on Total results of 16.7% (Q2 2021: 18.8% credit) and reflected the different tax effects of the various Adjusting items. Included in Q2 2021 was a credit of £325 million resulting from the revaluation of deferred tax assets following enactment of the proposed change of UK corporation tax from 19% to 25%. Tax on Adjusted profit amounted to £277 million and represented an effective Adjusted tax rate of 15.2% (Q2 2021: 16.6%).

Issues related to taxation are described in Note 14, ‘Taxation’ in the Annual Report 2021. The Group continues to believe it has made adequate provision for the liabilities likely to arise from periods that are open and not yet agreed by relevant tax authorities. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities.

Non-controlling interests
The allocation of Total earnings to non-controlling interests amounted to £40 million (Q2 2021: £57 million). The decrease was primarily due to an reduced allocation of ViiV Healthcare profits of £41 million (Q2 2021: £60 million) including increased credits for re-measurement of contingent consideration liabilities.

The allocation of Adjusted earnings to non-controlling interests amounted to £150 million (Q2 2021: £99 million). The increase in allocation primarily reflected an increased allocation of ViiV Healthcare profits of £151 million (Q2 2021: £102 million).

Earnings per share from continuing operations
Total EPS was 17.5p compared with 30.3p in Q2 2021. The reduction primarily reflected increased charges for remeasurement of contingent consideration liabilities as well as an unfavourable comparison due to a credit of £325 million to Taxation in Q2 2021 resulting from the revaluation of deferred tax assets.

Adjusted EPS was 34.7p compared with 28.2p in Q2 2021, up 23% at AER, 6% at CER, on a 7% CER increase in Adjusted operating profit primarily reflecting higher COVID-19 solutions sales at low margin, with the reduction to growth from COVID-19 solutions being approximately 20% at AER, 18% at CER. Operating leverage from growth in sales of Specialty Medicines including HIV and Vaccines, beneficial mix, higher royalty income and a lower effective tax rate was partly offset by higher supply chain, freight and distribution costs and higher non-controlling interests.

Profit and earnings per share from discontinued operations
Discontinued operations include the Consumer Healthcare business and certain Corporate costs directly attributable to the Consumer Healthcare. Profit after taxation from discontinued operations amounted to £229 million (Q2 2021: £267 million) and EPS from discontinued operations was 3.3p, compared with 4.5p in Q2 2021. The reduction in profit and EPS primarily reflected increased separation costs and increased interest costs. For further details see page 52, discontinued operations.

Total earnings per share
Total EPS was 20.8p compared with 34.8p in Q2 2021. The reduction primarily reflects increased charges for remeasurement of contingent consideration liabilities as well as an unfavourable comparison due to a credit of £325 million to Taxation in Q2 2021 resulting from the revaluation of deferred tax assets.

Currency impact on Q2 2022 results
The results for Q2 2022 are based on average exchange rates, principally £1/$1.26, £1/€1.18 and £1/Yen 162. Comparative exchange rates are given on page 50. The period-end exchange rates were £1/$1.21, £1/€1.16 and £1/Yen 165.

In Q2 2022, turnover was up 19% at AER and 13% at CER. Total EPS from continuing operations was 17.5p compared with 30.3p in Q2 2021. Adjusted EPS was 34.7p compared with 28.2p in Q2 2021, up 23% at AER and 6% at CER. The favourable currency impact primarily reflected the weakening of Sterling against the US Dollar, partly offset by the strengthening in Sterling against the Euro and Japanese Yen. Exchange gains or losses on the settlement of intercompany transactions had a one percent favourable impact on the 17 percentage points currency impact on Adjusted EPS.

Adjusting items The reconciliations between Total results and Adjusted results for Q2 2022 and Q2 2021 are set out below.

Three months ended 30 June 2022

	Total results £m	Profit from discon- tinued operations £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Trans- action- related £m	Divest- ments, significant legal and other items £m	Adjusted results £m

Turnover	6,929							6,929
Cost of sales	(2,176)		166		21	10	9	(1,970)

Gross profit	4,753		166		21	10	9	4,959

Selling, general and administration	(2,066)				107		4	(1,955)
Research and development	(1,242)		26	55	6			(1,155)
Royalty income	159							159
Other operating income/(expense)	(523)					675	(152)	-

Operating profit	1,081		192	55	134	685	(139)	2,008

Net finance cost	(183)				1		1	(181)
Share of after tax losses of associates and joint ventures	(2)							(2)

Profit before taxation	896		192	55	135	685	(138)	1,825

Taxation	(150)		(41)	(10)	(24)	(78)	26	(277)
Tax rate %	16.7%							15.2%

Profit after taxation from continuing operations	746		151	45	111	607	(112)	1,548

Profit after taxation from discontinued operations	229	((229)						-

Total profit after taxation for the period	975	1((229)	151	45	111	607	(112)	1,548

Profit attributable to non- controlling interest from continuing operations	40					110		150

Profit attributable to shareholders from continuing operations	706		151	45	111	497	(112)	1,398

Profit attributable to non- controlling interest from discontinued operations	97	(97)						-

Profit attributable to shareholders from discontinued operations	132	(132)						-

	975	(229)	151	45	111	607	(112)	1,548

Total profit attributable to non-controlling interests	137	(97)				110		150

Total profit attributable to shareholders	838	(132)	151	45	111	497	(112)	1,398

	975	(229)	151	45	111	607	(112)	1,548

Earnings per share from continuing operations	17.5p		3.8p	1.1p	2.8p	12.3p	(2.8)p	34.7p

Earnings per share from discontinued operations	3.3p	(3.3)p						-

Total earnings per share	20.8p	(3.3)p	3.8p	1.1p	2.8p	12.3p	(2.8)p	34.7p

Weighted average number of shares (millions)	4,025							4,025

Three months ended 30 June 2021

	Total results £m	Profit from discon- tinued operations £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Trans- action- related £m	Divest- ments, significant legal and other items £m	Adjusted results £m

Turnover	5,838							5,838
Cost of sales	(1,708)		161		18	7		(1,522)

Gross profit	4,130		161		18	7		4,316

Selling, general and administration	(1,689)				55		(12)	(1,646)
Research and development	(1,167)		25	7	29			(1,106)
Royalty income	77							77
Other operating income/(expense)	(76)					123	(47)	-

Operating profit	1,275		186	7	102	130	(59)	1,641

Net finance cost	(185)							(185)
Loss on disposal of interest in associates	(36)						36	-
Share of after tax losses of associates and joint ventures	16							16

Profit before taxation	1,070		186	7	102	130	(23)	1,472

Taxation	201		(37)	(2)	(22)	(34)	(350)	(244)
Tax rate %	(18.8)%							16.6%

Profit after taxation from continuing operations	1,271		149	5	80	96	(373)	1,228

Profit after taxation from discontinued operations	267	(267)						-

Total profit after taxation for the period	1,538	(267)	149	5	80	96	(373)	1,228

Profit attributable to non- controlling interest from continuing operations	57					42		99

Profit attributable to shareholders from continuing operations	1,214		149	5	80	54	(373)	1,129

Profit attributable to non- controlling interest from discontinued operations	86	(86)

Profit attributable to shareholders from discontinued operations	181	(181)

	1,538	(267)	149	5	80	96	(373)	1,228

Total profit attributable to non-controlling interests	143	(86)				42		99

Total profit attributable to shareholders	1,395	(181)	149	5	80	54	(373)	1,129

	1,538	(267)	149	5	80	96	(373)	1,228

Earnings per share from continuing operations	30.3p		3.7	0.1	2.0	1.4	(9.3)	28.2p

Earnings per share from discontinued operations	4.5p	(4.5)p

Total earnings per share	34.8p	(4.5)p	3.7	0.1	2.0	1.4	(9.3)	28.2p

Weighted average number of shares (millions)	4,003							4,003

Major restructuring and integration

Total Major restructuring charges from continuing operations incurred in Q2 2022 were £134 million (Q2 2021: £102 million), analysed as follows:

	Q2 2022			Q2 2021

	Cash £m	Non- cash £m	Total £m	Cash £m	Non- cash £m	Total £m

Separation Preparation restructuring programme	28	105	133	102	(10)	92
Legacy programmes	(1)	2	1	8	2	10

	27	107	134	110	(8)	102

Cash charges of £28 million under the Separation Preparation programme primarily arose from the restructuring of some administrative functions as well as global Supply Chain and R&D functions. The non-cash charges of £105 million primarily reflected the write-down of assets in administrative locations and impairment of IT assets.

Total cash payments made in Q2 2022 were £78 million (Q2 2021: £146 million), £70 million (Q2 2021: £113 million) relating to the Separation Preparation restructuring programme and £8 million (Q2 2021: £33 million) relating to other legacy programmes including the settlement of certain charges accrued in previous quarters.

The analysis of Major restructuring charges by Income statement line was as follows:

	Q2 2022 £m	Q2 2021 £m

Cost of sales	21	18
Selling, general and administration	106	55
Research and development	7	29

Total major restructuring costs from continuing operations	134	102

Materially all of the Separation Preparation restructuring programme has been included as part of continuing operations. The legacy Consumer Healthcare Joint Venture integration programme is now included as part of discontinued operations.

Transaction-related adjustments
Transaction-related adjustments resulted in a net charge of £685 million (Q2 2021: £130 million). This included a net £699 million accounting charge for the re-measurement of contingent consideration liabilities and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare.

Charge/(credit)	Q2 2022 £m	Q2 2021 £m

Contingent consideration on former Shionogi-ViiV Healthcare joint Venture (including Shionogi preferential dividends)	585	125
ViiV Healthcare put options and Pfizer preferential dividends	118	(37)
Contingent consideration on former Novartis Vaccines business	(4)	13
Other adjustments	(14)	29

Total transaction-related charges	685	130

The £585 million charge relating to the contingent consideration for the former Shionogi-ViiV Healthcare joint venture represented an increase in the valuation of the contingent consideration due to Shionogi, as a result of the unwind of the discount for £95 million and a charge of £490 million primarily from exchange rates as well as adjustments to sales forecasts. The £118 million charge relating to the ViiV Healthcare put option and Pfizer preferential dividends represented an increase in the valuation of the put option primarily as a result of updated exchange rates and adjustments to sales forecasts.

The ViiV Healthcare contingent consideration liability is fair valued under IFRS. An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 38.

Divestments, significant legal charges, and other items
Divestments, significant legal charges and other items primarily include milestone income gains and certain other Adjusting items.

Discontinued operations
GSK satisfied the criteria in IFRS 5 for treating Consumer Healthcare as a ‘discontinued operation’ effective from 30 June 2022, as it was expected that the carrying amount of the disposal group will be recovered principally through disposal and a distribution, it was available for distribution in its present condition (subject only to the steps to be completed that are usual and customary for the demerger of a business) and it was considered highly probable (the date of the demerger being 18 July 2022).

From Q2 2020, the Group started to report additional costs to prepare for establishment of the Consumer Healthcare business as an independent entity (“Separation costs”) and these have been presented as part of discontinued operations. Total separation costs incurred in Q2 2022 were £163 million (Q2 2021: £74 million). This includes £30 million relating to transaction costs incurred in connection with the demerger and preparatory admission costs related to the listing of Haleon.

Financial performance – H1 2022

Total results

The Total results for the Group are set out below.

	H1 2022 £m	H1 2021 £m	Growth £%	Growth CER%

Turnover	14,119	10,993	28	25

Cost of sales	(4,893)	(3,362)	46	45

Gross profit	9,226	7,631	21	17

Selling, general and administration	(3,878)	(3,198)	21	19
Research and development	(2,345)	(2,227)	5	3
Royalty income	297	166	79	77
Other operating income/(expense)	74	113

Operating profit	3,374	2,485	36	26

Finance income	28	10
Finance expense	(409)	(387)
Loss on disposal of interest in associates	-	(36)
Share of after tax profits of associates and joint ventures	(3)	32

Profit before taxation	2,990	2,104	42	32

Taxation	(473)	46
Tax rate %	15.8%	(2.2)%

Profit after taxation from continuing operations	2,517	2,150	17	8

Profit after taxation from discontinued operations	625	648	(4)	(8)

Total Profit after taxation for the period	3,142	2,798	12	5

Profit attributable to non-controlling interests from continuing operations	315	137

Profit attributable to shareholders from continuing operations	2,202	2,013

Profit attributable to non-controlling interests from discontinued operations	187	193

Profit attributable to shareholders from discontinued operations	438	455

	3,142	2,798	12	5

Total Profit attributable to non-controlling interests	502	330

Total Profit attributable to shareholders	2,640	2,468

	3,142	2,798

Earnings per share from continuing operations1	54.8p	50.3p	9	-

Earnings per share from discontinued operations1	10.9p	11.4p	(4)	(8)

Total earnings per share	65.7p	61.7p	6	(1)

(1)	Earnings per share have been retrospectively adjusted to reflect the Share Consolidation on 18 July 2022.

Adjusted results

The Adjusted results for the Group are set out below. Adjusted results are from continuing operations and excludes the Consumer Healthcare business (see details in page 52). Reconciliations between Total results and Adjusted results for H1 2022 and H1 2021 are set out on pages 29 to 30.

	H1 2022 £m	% of turnover	Growth £%	Growth CER%

Turnover	14,119	100	28	25

Cost of sales	(4,497)	(31.9)	52	52
Selling, general and administration	(3,725)	(26.4)	20	18
Research and development	(2,243)	(15.9)	5	3
Royalty income	297	2.2	79	77

Adjusted operating profit	3,951	28.0	33	26

Adjusted profit before tax	3,569		36	28
Adjusted profit after tax	3,005		38	29
Adjusted profit attributable to shareholders	2,694		37	28

Adjusted earnings per share	67.0p		36	27

Operating profit by segment

	H1 2022 £m	% of turnover	Growth £%	Growth CER%

Commercial Operations	6,421	45.5	21	16
Research and Development	(2,247)		5	2

Segment profit	4,174	29.6	32	26
Corporate & other unallocated costs	(223)

Adjusted operating profit	3,951	28.0	33	26

Turnover

Commercial Operations

	H1 2022

	£m	Growth £%	Growth CER%

HIV	2,585	14	10
Oncology	281	23	19
Immuno-inflammation, respiratory and other	1,200	26	21

	4,066	18	14
Pandemic	1,773	>100	>100

Specialty Medicines	5,839	69	63

Meningitis	447	8	6
Influenza	50	(2)	(6)
Shingles	1,429	>100	>100
Established Vaccines	1,458	1	(1)

	3,384	33	30
Pandemic Vaccines	-	(100)	(100)

Vaccines	3,384	21	17

Respiratory	3,184	6	3
Other General Medicines	1,712	(1)	-

General Medicines	4,896	3	2

Commercial Operations	14,119	28	25

US	6,903	38	29
Europe	3,209	27	30
International	4,007	16	16

Commercial Operations by region	14,119	28	25

Total turnover in the half year was £14,119 million, up 28% at AER, 25% at CER, reflecting strong performance in all three product groups. Commercial Operations turnover, excluding pandemic sales, grew 15% at AER, 12% at CER. Specialty Medicines included £1,773 million sales of Xevudy, which contributed 13 percentage points of growth at AER and CER. Vaccines growth reflected strong Shingrix performance assisted by demand recovery and channel inventory build in the US, partially offset by pandemic adjuvant sales in H1 2021. General Medicines reflected the post-pandemic recovery of the antibiotics market and the strong performance of Trelegy in respiratory across all regions.

Specialty Medicines

Specialty Medicines sales were £5,839 million, up 69% at AER, 63% at CER, driven by consistent growth in all therapy areas. Specialty Medicines excluding sales of Xevudy, were £4,066 million, up 18% at AER, 14% at CER.

HIV
HIV sales were £2,585 million with growth of 14% at AER,10% at CER. The performance benefited from strong patient demand for the new HIV medicines (Dovato, Cabenuva, Juluca, Rukobia, and Apretude). Unfavourable international tender phasing was broadly offset by favourable US channel inventory movements.

New HIV medicines delivered for the first-time half year sales of over one billion pounds to £1,017 million, up 72% at AER, 66% at CER, representing 39% of the total HIV portfolio compared to 26% in H1 2021. Sales of the oral two drug regimens Dovato and Juluca were £577 million and £285 million, respectively, with combined growth of 51% at AER, 47% at CER. Cabenuva, the first long-acting injectable for the treatment of HIV-1 infection, recorded sales of £110 million. Apretude, the first long-acting injectable for the prevention of HIV-1 delivered sales of £10 million.

Oncology
Oncology sales were £281 million, up 23% at AER, 19% at CER. Zejula sales of £218 million were up 17% at AER, 14% at CER with diagnosis and treatment rates continuing to be impacted by the pandemic especially in the US. Sales of Blenrep of £55 million increased 31% at AER, 26% at CER, reflecting ongoing launches and growth in launched markets.

Immuno-inflammation, Respiratory and Other
Immuno-inflammation, Respiratory and Other sales were £1,200 million up 26% at AER, 21% at CER. Benlysta sales were £512 million, up 31% at AER, 24% at CER, representing strong underlying demand worldwide. Nucala sales were £662 million, up 21% at AER, 18% at CER, including US sales of £413 million up 24% at AER, 16% at CER. The performance reflected continued strong patient demand and the launch of several additional indications.

Pandemic
Sales of Xevudy were £1,773 million, compared to £16 million sales in the first half of last year. Sales were delivered in all regions; £793 million in the US, £434 million in Europe, and £546 million in International.

Vaccines

Vaccines turnover was £3,384 million, up 21% at AER, 17% at CER. Excluding unrepeated 2021 pandemic adjuvant sales, vaccine sales increased 33% at AER, 30% at CER. The performance reflected a favourable comparator to H1 2021, which was impacted by COVID-19 related disruptions in several markets, and the strong commercial execution of Shingrix, particularly in the US and Europe.

Meningitis
Meningitis vaccines sales grew 8% at AER, 6% at CER to £447 million mainly driven by Bexsero (10% at AER, 9% at CER to £328 million) resulting from higher CDC purchasing and increased share in the US, partially offset by phasing of tenders in Europe.

Shingles
Shingrix sales more than doubled to £1,429 million primarily due to demand recovery, strong commercial execution aimed at shifting the shingles vaccination season forward and earlier-than-expected channel inventory build in the US, and higher demand in Germany. All regions grew significantly in H1 2022, with 41% of the growth contributed from outside of the US. Shingrix is now available in 23 countries.

Established Vaccines
Established Vaccines grew 1% AER but decreased 1% at CER to £1,458 million mainly as a result of lower International tender demand and unfavourable phasing for Synflorix, lower sales for Cervarix, and MMR/V vaccines in International, and the negative impact of a CDC stockpile borrow for Rotarix. This decrease was partially offset by higher demand for hepatitis vaccines and Boostrix in the US and Europe.

General Medicines

General Medicines sales in the half year were £4,896 million, up 3% at AER, 2% at CER, with the impact of generic competition in US, Europe and Japan offset by Trelegy growth in respiratory and the post-pandemic rebound of the antibiotic market since H2 2021, in Other General Medicines.

Respiratory
Respiratory sales were £3,184 million, up 6% at AER, 3% at CER. The performance was driven by Trelegy sales of £807 million, up 50% AER, 43% CER, including strong growth across all regions. The performance also benefitted from prior period RAR adjustments in the US. Advair/Seretide sales of £564 million decreased 19% at AER, 20% at CER predominately reflecting the adverse impact of generic competition; growth in certain International markets due to targeted promotion offset the decrease.

Other General Medicines
Other General Medicines sales were £1,712 million, and decreased 1% at AER, stable at CER. Augmentin sales were £259 million, up 42% at AER, 48% at CER, reflecting the post pandemic rebound of the antibiotic market since Q3 2021 in the International and Europe regions. This offsets the ongoing adverse impact of generic competition and approximately two percentage points impact from the divestment of cephalosporin products in Q4 2021.

By Region

US
In the US, sales were £6,903 million, up 38% at AER, 29% at CER, including Xevudy sales of £793 million contributing ten percentage points of growth.

In Specialty Medicines, HIV sales were £1,591 million up 21% at AER, 13% at CER driven by strong patient demand from all new HIV products with sales of £662 million up 73% at AER, 62% at CER, and favourable channel inventory movements. HIV medicines, Dovato delivered sales of £309 million and Cabenuva £95 million. Nucala in respiratory and Benlysta in immunology both continued to grow double-digit and reflected ongoing and strong patient demand. Oncology sales increased 14% at AER, 7% at CER with diagnosis and treatment rates continuing to be impacted by the pandemic.

Vaccine sales were £1,789 million, up 38% at AER, 29% at CER. Excluding the impact of COVID-19 vaccine adjuvant sales during the first half of 2021, sales increased 64% at AER, 53% at CER. The performance was primarily driven by Shingrix and reflected demand recovery and the benefit of a favourable comparator in the first half of 2021 when sales were impacted by COVID-19 related disruptions. Meningitis, Hepatitis, Infanrix/Pediarix, and Boostrix sales all grew reflecting CDC purchasing patterns and demand recovery.

General Medicines sales were £1,744 million up 9% at AER, 2% at CER, driven by strong respiratory sales of Trelegy, which increased 57% at AER, 47% at CER, and reflected increased patient demand and growth of the single inhaler triple therapy market.

Europe
In Europe, sales were £3,209 million, up 27% at AER, 30% at CER, including Xevudy sales of £434 million contributing 17 percentage points of growth.

In Specialty Medicines, HIV sales were £635 million up 10% at AER, 13% at CER primarily driven by strong patient demand from two drug regimens Dovato and Juluca. Dovato delivered sales of £216 million and Juluca £63 million. Benlysta in immunology, Nucala in respiratory, and several Oncology medicines continued to show strong double-digit growth.

Vaccine sales were £823 million, up 36% at AER, 40% at CER. The performance was driven by Shingrix sales of £311 million, >100% at AER, >100% at CER, particularly in Germany.

General Medicines sales were £1,025 million and decreased 5% at AER, 3% at CER, reflecting the ongoing and adverse impact of generic competitive pressures on Seretide. This was partly offset, however, by strong demand for Trelegy in respiratory and the growth of Augmentin following the post-pandemic rebound of the antibiotic market since H2 2021.

International
International sales were £4,007 million, up 16% at AER, 17% at CER, including Xevudy sales of £546 million contributing 14 percentage points of growth.

In Specialty Medicines, HIV sales were £359 million and decreased 4% at AER, 5% at CER, primarily driven by tender phasing; strong Dovato growth partially offset the performance. Combined Tivicay and Triumeq sales were £278 million decreasing 14% at AER, 15% at CER. Nucala in respiratory and Benlysta in immunology both continued to grow strongly reflecting biologic market growth in Japan and addition to China’s National Reimbursement Drug List.

Vaccine sales were £772 million and decreased 13% at AER, 14% at CER. Vaccine sales excluding the impact of COVID-19 vaccine adjuvant sales in H1 2021 decreased 8% at AER, 9% at CER, primarily reflecting the phasing of public tenders and the lower sales of divested brands.

General Medicines sales were £2,127 million up 4% at AER, 5% at CER. Respiratory sales of £935 million increased 4% at AER, 5% at CER reflecting strong growth of Trelegy, particularly in Japan, China, and Canada. This performance, however, was offset by the adverse impact of generic competition and a lower allergy season in Japan. Other General Medicines sales of £1,192 million increased 4% at AER, 5% at CER, and reflected growth of Augmentin following the post-pandemic rebound of the antibiotic market since H2 2021.

Operating performance

Cost of sales
Total cost of sales as a percentage of turnover was 34.7%, 4.1 percentage points higher at AER and 4.9 percentage points higher in CER terms than H1 2021. This included lower write-downs on sites from major restructuring programmes compared to 2021.

Excluding these and other Adjusting items, Adjusted cost of sales as a percentage of turnover was 31.9%, 5.0 percentage points higher at AER and 5.7 percentage points higher at CER compared with H1 2021. This primarily reflected higher sales of lower margin Xevudy compared to H1 2021 which included higher margin pandemic adjuvant sales, increasing cost of sales margin by 7.7 percentage points at AER and 7.6 percentage points at CER, as well as the impact of increased commodity prices and freight costs. This was partially offset by a favourable mix primarily from increased sales of Shingrix in the US and Europe and increased sales of HIV medicines in the US.

Selling, general and administration
Total SG&A costs as a percentage of turnover were 27.5%, 1.6 percentage points lower at AER and 1.4 percentage points lower at CER than in H1 2021 as the growth in sales outweighed SG&A expenditure growth.

Adjusted SG&A costs as a percentage of turnover were 26.4%, 1.9 percentage points lower at AER than in H1 2021 and 1.6 percentage points lower at CER. Adjusted SG&A costs increased 20% at AER, 18% at CER which primarily reflected an increased level of launch investment in Specialty Medicines particularly HIV and Vaccines including Shingrix to drive post-pandemic recovery demand and support market expansion. The growth in Adjusted SG&A also reflected an unfavourable comparison to a beneficial legal settlement in 2021, exchange losses on the Vir Biotechnology, Inc. collaboration profit share and impairment provisions relating to Ukraine. This growth, however was partly offset by the continuing benefit of restructuring and tight control of ongoing costs.

Research and development
Group R&D expenditure was £2,345 million (16.6% of turnover), up 5% at AER and 3% at CER. Adjusted R&D expenditure in the year-to-date was £2,243 million, up 5% at AER, 3% at CER. This reflected continued efficiencies driven by the One R&D restructuring programme, the completion of several late-stage clinical development programmes, and a favourable comparator to H1 2021, which saw increased levels of R&D investment due to COVID-19 pandemic solutions.

In the half year, GSK increased investment across Vaccine clinical development, including investments into its emerging mRNA technology platform, continued investment in the late-stage portfolio and accelerated several early discovery programmes. In addition, in Specialty Medicines, the level of R&D investment increased to support the early-stage HIV portfolio and in respiratory, the phase III programme for depemokimab, a potential new medicine to treat severe asthma. The expenditure in the year to date does not reflect the impact of the acquisition of Sierra Oncology, Inc. which completed on 1 July 2022.

Royalty income
Royalty income was £297 million (H1 2021: £166 million), up 79% at AER, 77% at CER, primarily reflecting royalty income from Gilead under the settlement and licensing agreement with Gilead announced on 1 February 2022 and higher sales of Gardasil.

Other operating income/(expense)
Net other operating income was £74 million (H1 2021: £113 million) including £0.9 billion upfront income received from the settlement with Gilead, partly offset by accounting charges of £1,031 million (H1 2021: £208 million) arising from the re-measurement of contingent consideration liabilities and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare. This included a re-measurement charge of £841 million (H1 2021: £259 million) for the contingent consideration liability due to Shionogi, including the unwinding of the discount for £196 million and a charge for £645 million primarily from changes to exchange rates as well as adjustments to sales forecasts.

Operating profit
Total operating profit was £3,374 million compared with £2,485 million in H1 2021. This included the £0.9 billion upfront income received from the settlement with Gilead and increased profits on turnover growth of 25% at CER, partly offset by higher re-measurement charges for contingent consideration liabilities. Adjusted operating profit was £3,951 million, 33% higher at AER and 26% at CER than H1 2021 on a turnover increase of 25% at CER. The Adjusted operating margin of 28.0% was 1.0 percentage points higher at AER and stable at CER compared to H1 2021. This primarily reflected the impact from low margin COVID-19 solutions sales (Xevudy), which reduced Adjusted Operating profit growth by approximately 2% at AER, 1% at CER and reduced the Adjusted operating margin by approximately 3.3 percentage points at AER and CER. This was offset by operating leverage from strong sales growth, mix benefit and higher royalty income.

Contingent consideration cash payments made to Shionogi and other companies reduce the balance sheet liability and hence are not recorded in the income statement. Total contingent consideration cash payments in H1 2022 amounted to £615 million (H1 2021: £426 million). These included cash payments made to Shionogi of £603 million (H1 2021: £419 million).

Adjusted operating profit by business
Commercial Operations operating profit was £6,421 million, up 21% at AER and 16% at CER on a turnover increase of 25% at CER. The operating margin of 45.5% was 2.8 percentage points lower at AER, 3.5 percentage points lower at CER than in H1 2021. This primarily reflected strong sales of lower margin Xevudy in the period, increased investment behind launches in Specialty Medicines including HIV and Vaccines plus higher commodity, freight and distribution costs as well as an adverse comparison to a favourable legal settlement in H1 2021. This was partly offset by continued tight control of ongoing costs, benefits from continued restructuring and increased royalty income from Biktarvy sales following the settlement with Gilead in February 2022 and Gardasil sales.

R&D segment operating expenses were £2,247 million, up 5% at AER, 2% at CER, primarily reflecting increased investment in Vaccines including priority investments for mRNA and late stage portfolio and Specialty in early stage HIV and depemokimab. This was partly offset by continued efficiencies driven by the R&D restructuring programme, the completion of several late-stage clinical development programmes, and a favourable comparator to H1 2021, which saw increased levels of R&D investment due to COVID-19 pandemic solutions.

Net finance costs
Total net finance costs were £381 million compared with £377 million in H1 2021. Adjusted net finance costs were £379 million compared with £375 million in H1 2021.

Share of after tax profits of associates and joint ventures
The share of after tax loss of associates and joint ventures was £3 million (H1 2021: £32 million share of profit). In H1 2021, the Group also reported a net loss on disposal of interests in associates of £36 million, primarily driven by a loss on disposal of our interest in the associate Innoviva Inc.

Taxation
The charge of £473 million represented an effective tax rate on Total results of 15.8% (H1 2021: 2.2% credit) and reflected the different tax effects of the various Adjusting items. Included in H1 2021 is a credit of £325 million resulting from the revaluation of deferred tax assets following enactment of the proposed change of UK corporation tax rates from 19% to 25%. Tax on Adjusted profit amounted to £564 million and represented an effective Adjusted tax rate of 15.8% (H1 2021: 16.7%).

Issues related to taxation are described in Note 14, ‘Taxation’ in the Annual Report 2021. The Group continues to believe it has made adequate provision for the liabilities likely to arise from periods that are open and not yet agreed by relevant tax authorities. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities.

Non-controlling interests
The allocation of Total earnings to non-controlling interests amounted to £315 million (H1 2021: £137 million). The increase was primarily due to an increased allocation of ViiV Healthcare profits of £268 million (H1 2021: £136 million), including the Gilead upfront settlement income partly offset by increased credits for re-measurement of contingent consideration liabilities, as well as higher net profits in some of the Group’s other entities with non-controlling interests.

The allocation of Adjusted earnings to non-controlling interests amounted to £311 million (Q2 2021: £211 million). The increase in allocation primarily reflected an increased allocation of ViiV Healthcare profits of £264 million (H1 2021: £210 million), as well as higher net profits in some of the Group’s other entities with non-controlling interests.

Earnings per share from continuing operations
Total EPS from continuing operations was 54.8p compared with 50.3p in H1 2021. This primarily reflected the £0.9 billion upfront income received from the settlement with Gilead and increased profits on turnover growth of 25% at CER, partly offset by higher re-measurement charges for contingent consideration liabilities as well as an unfavourable comparison due to a credit of £325 million to Taxation in Q2 2021 resulting from the revaluation of deferred tax assets.

Adjusted EPS was 67.0p compared with 49.3p in H1 2021, up 36% at AER, 27% at CER, on a 25% CER turnover increase. Adjusted operating profit reflected higher COVID-19 solutions sales at low margin with the reduction to growth from COVID-19 solutions being approximately 2% at AER, 2% at CER. Operating leverage from growth in sales of Specialty Medicines including HIV and Vaccines, beneficial mix, higher royalty income and a lower effective tax rate was partly offset by higher supply chain, freight and distribution costs and higher non-controlling interests.

Profit and earnings per share from discontinued operations
Discontinued operations include the Consumer Healthcare business and certain Corporate costs directly attributable to Consumer Healthcare. Profit after taxation from discontinued operations amounted to £625 million (H1 2021: £648 million) and EPS from discontinued operations was 10.9p, compared with 11.4p in H1 2021. The reduction in profit and EPS primarily reflected increased separation costs and increased interest costs. For further details see page 52, discontinued operations.

Currency impact on H1 2022 results
The results for H1 2022 are based on average exchange rates, principally £1/$1.30, £1/€1.19 and £1/Yen 159. Comparative exchange rates are given on page 50. The period-end exchange rates were £1/$1.21, £1/€1.16 and £1/Yen 165.

In H1 2022, turnover was up 28% at AER and 25% at CER. Total EPS was 54.8p compared with 50.3p in H1 2021. Adjusted EPS was 67.0p compared with 49.3p in H1 2021, up 36% at AER and 27% at CER. The favourable currency impact reflected the weakening of Sterling against the US Dollar, partly offset by strengthening in Sterling against the Euro and Japanese Yen. Exchange gains or losses on the settlement of intercompany transactions had a one percent favourable impact on the nine percentage point favourable currency impact on Adjusted EPS.

Adjusting items The reconciliations between Total results and Adjusted results for H1 2022 and H1 2021 are set out below.

Six months ended 30 June 2022

	Total results £m	Profit from discon- tinued operations £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Trans- action- related £m	Divest- ments, significant legal and other items £m	Adjusted results £m

Turnover	14,119							14,119
Cost of sales	(4,893)		329		36	22	9	(4,497)

Gross profit	9,226		329		36	22	9	9,622

Selling, general and administration	(3,878)				135		18	(3,725)
Research and development	(2,345)		49	39	14			(2,243)
Royalty income	297							297
Other operating income/(expense)	74					1,010	(1,084)	-

Operating profit	3,374		378	39	185	1,032	(1,057)	3,951

Net finance cost	(381)				1		1	(379)
Share of after tax losses of associates and joint ventures	(3)							(3)

Profit before taxation	2,990		378	39	186	1,032	(1,056)	3,569

Taxation	(473)		(80)	(7)	(36)	(131)	163	(564)
Tax rate %	15.8%							15.8%

Profit after taxation from continuing operations	2,517		298	32	150	901	(893)	3,005

Profit after taxation from discontinued operations	625	(625)						-

Total profit after taxation for the period	3,142	(625)	298	32	150	901	(893)	3,005

Profit attributable to non- controlling interest from continuing operations	315					(4)		311

Profit attributable to shareholders from continuing operations	2,202		298	32	150	905	(893)	2,694

Profit attributable to non- controlling interest from discontinued operations	187	(187)						-

Profit attributable to shareholders from discontinued operations	438	(438)						-

	3,142	(625)	298	32	150	901	(893)	3,005

Total profit attributable to non-controlling interests	502	(187)				(4)		311

Total profit attributable to shareholders	2,640	(438)	298	32	150	905	(893)	2,694

	3,142	(625)	298	32	150	901	(893)	3,005

Earnings per share from continuing operations	54.8p		7.4p	0.8p	3.7p	22.5p	(22.2)p	67.0p

Earnings per share from discontinued operations	10.9p	(10.9)p						-

Total earnings per share	65.7p	(10.9)p	7.4p	0.8p	3.7p	22.5p	(22.2)p	67.0p

Weighted average number of shares (millions)	4,021							4,021

Six months ended 30 June 2021

	Total results £m	Profit from discon- tinued operations £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Trans- action- related £m	Divest- ments, significant legal and other items £m	Adjusted results £m

Turnover	10,993							10,993
Cost of sales	(3,362)		326		38	14	27	(2,957)

Gross profit	7,631		326		38	14	27	8,036

Selling, general and administration	(3,198)				100		(10)	(3,108)
Research and development	(2,227)		50	19	30			(2,128)
Royalty income	166							166
Other operating income/(expense)	113					232	(345)	-

Operating profit	2,485		376	19	168	246	(328)	2,966

Net finance cost	(377)				1			(375)
Loss on disposal of interest in associates	(36)						36	-
Share of after tax losses of associates and joint ventures	32							32

Profit before taxation	2,104		376	19	169	246	(291)	2,623

Taxation	46		(73)	(4)	(36)	(64)	(308)	(439)
Tax rate %	(2.2%)							16.7%

Profit after taxation from continuing operations	2,150		303	15	133	182	(599)	2,184

Profit after taxation from discontinued operations	648	(648)						-

Total profit after taxation for the period	2,798	(648)	303	15	133	182	(599)	2,184

Profit attributable to non- controlling interest from continuing operations	137					74		211

Profit attributable to shareholders from continuing operations	2,013		303	15	133	108	(599)	1,973

Profit attributable to non- controlling interest from discontinued operations	193	(193)						-

Profit attributable to shareholders from discontinued operations	455	(455)						-

	2,798	(648)	303	15	133	182	(599)	2,184

Total profit attributable to non-controlling interests	330	(193)				74		211

Total profit attributable to shareholders	2,468	(455)	303	15	133	108	(599)	1,973

	2,798	(648)	303	15	133	182	(599)	2,184

Earnings per share from continuing operations	50.3p		7.6	0.4	3.3	2.7	(15.0)	49.3p

Earnings per share from discontinued operations	11.4p	(11.4)p						-

Total earnings per share	61.7p	(11.4)p	7.6	0.4	3.3	2.7	(15.0)	49.3p

Weighted average number of shares (millions)	3,999							3,999

Major restructuring and integration

Total Major restructuring charges from continuing operations incurred in H1 2022 were £185 million (H1 2021: £168 million), analysed as follows:

	H1 2022			H1 2021

	Cash £m	Non- cash £m	Total £m	Cash £m	Non- cash £m	Total £m

Separation Preparation restructuring programme	39	142	181	180	(1)	179
Legacy programmes	1	3	4	19	(30)	(11)

	40	145	185	199	(31)	168

Cash charges of £39 million under the Separation Preparation programme primarily arose from the restructuring of some administrative functions as well as global Supply Chain and R&D functions. The non-cash charges of £142 million primarily reflected the write-down of assets in administrative locations and impairment of IT assets.

Total cash payments made in H1 2022 were £213 million (H1 2021: £290 million), £189 million (H1 2021: £213 million) relating to the Separation Preparation restructuring programme and £24 million (H1 2021: £77 million) relating to other legacy programmes including the settlement of certain charges accrued in previous quarters.

The analysis of Major restructuring charges by Income statement line was as follows:

	H1 2022 £m	H1 2021 £m

Cost of sales	36	38
Selling, general and administration	135	100
Research and development	14	30

Total Major restructuring costs from continuing operations	185	168

The benefit in H1 2022 from restructuring programmes was £0.2 billion, primarily relating to the Separation Preparation restructuring programme.

The Group initiated in Q1 2020 a two-year Separation Preparation programme to prepare for the separation of GSK into two companies. The programme aims to:

●	Drive a common approach to R&D with improved capital allocation
●	Align and improve the capabilities and efficiency of global support functions to support new GSK
●	Further optimise the supply chain and product portfolio, including the divestment of non-core assets
●	Prepare Consumer Healthcare to operate as a standalone company

The programme continues to target delivery of £0.8 billion of annual savings by 2022 and £1.0 billion by 2023, with total costs estimated at £2.4 billion, of which £1.6 billion is expected to be cash costs. The proceeds of divestments have largely covered the cash costs of the programme.

Materially all of the Separation Preparation restructuring programme has been included as part of continuing operations. The legacy Consumer Healthcare Joint Venture integration programme is now included as part of discontinued operations.

Transaction-related adjustments
Transaction-related adjustments from continuing operations resulted in a net charge of £1,032 million (H1 2021: £246 million). This included a net £1,031 million accounting charge for the re-measurement of contingent consideration liabilities and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare.

Charge/(credit)	H1 2022 £m	H1 2021 £m

Contingent consideration on former Shionogi-ViiV Healthcare joint Venture (including Shionogi preferential dividends)	841	259
ViiV Healthcare put options and Pfizer preferential dividends	150	(90)
Contingent consideration on former Novartis Vaccines business	40	39
Other adjustments	1	38

Total transaction-related charges	1,032	246

The £841 million charge relating to the contingent consideration for the former Shionogi-ViiV Healthcare joint venture represented an increase in the valuation of the contingent consideration due to Shionogi, as a result of the unwind of the discount for £196 million and a charge of £645 million primarily from exchange rates as well as adjustments to sales forecasts. The £150 million charge relating to the ViiV Healthcare put option and Pfizer preferential dividends represented an increase in the valuation of the put option primarily as a result of updated exchange rates as well as adjustments to sales forecasts.

The ViiV Healthcare contingent consideration liability is fair valued under IFRS. An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 38.

Divestments, significant legal charges, and other items
Divestments, significant legal charges and other items primarily included the £929 million upfront settlement income received from Gilead, as well as milestone income and gains from a number of asset disposals and certain other Adjusting items.

Discontinued operations
From Q2 2020, the Group started to report additional costs to prepare for establishment of the Consumer Healthcare business as an independent entity (“Separation costs”). These are now presented as part of discontinued operations. Total separation costs incurred in H1 2022 were £302 million (H1 2021: £109 million). This includes £52 million relating to transaction costs incurred in connection with the demerger and preparatory admission costs related to the listing of Haleon.

Total separation costs to date are £684 million including £90 million relating to transaction costs.

Cash generation

Cash flow

	Q2 2022 £m	H1 2022 £m	H1 2021 £m

Cash generated from operations attributable to continuing operations (£m)	1,584	3,936	1,759
Cash generated from operations attributable to discontinued operations (£m)	515	918	564

Total cash generated from operations (£m)	2,099	4,854	2,323

Net cash inflow from operating activities from continuing operations	1,196	3,402	1,217
Net cash inflow from operating activities from discontinued operations	439	775	406

Total net cash generated from operating activities (£m)	1,635	4,177	1,623

Free cash inflow from continuing operations** (£m)	264	1,741	137
Free cash flow from continuing operations growth (%)	>100%	>100%	N/A
Free cash flow conversion from continuing operations* (%)	37%	79%	7%
Total net debt (**) (£m)	21,458	21,458	21,921

*	Free cash flow from continuing operations and free cash flow conversion are defined on page 68.
**	Net debt is analysed on page 58.

Q2 2022
Cash generated from operations attributable to continuing operations for the quarter was £1,584 million Q2 2021: £1,357 million). The increase primarily reflected the increase in operating profit including beneficial exchange and favourable timing of collections partly offset by increased contingent consideration payments reflecting the Gilead settlement in February 2022, adverse timing of profit share payments for Xevudy sales, a higher seasonal increase in inventory and adverse timing of returns and rebates.

Cash generated from operations attributable to discontinued operations for the quarter was £515 million (Q2 2021: £482 million).

Total cash payments to Shionogi in relation to the ViiV Healthcare contingent consideration liability in the quarter were £395 million (Q2 2021: £203 million), of which £351 million was recognised in cash flows from operating activities and £44 million was recognised in contingent consideration paid within investing cash flows. These payments are deductible for tax purposes.

Free cash inflow from continued operations was £264 million for the quarter (Q2 2021: £20 million outflow). The increase primarily reflected the increase in operating profit including beneficial exchange and favourable timing of collections and reduced purchases of intangible assets partly offset by increased contingent consideration payments reflecting the Gilead settlement in February 2022, adverse timing of profit share payments for Xevudy sales, a higher seasonal increase in inventory, higher capital expenditure and adverse timing of returns and rebates.

H1 2022
Cash generated from operations attributable to continuing operations for H1 was £3,936 million (H1 2021: £1,759 million). The increase primarily reflected a significant increase in operating profit including the upfront income from the settlement with Gilead, favourable exchange, favourable timing of collections and profit share payments for Xevudy sales, partly offset by increased contingent consideration payments reflecting the Gilead settlement in February 2022 and a higher seasonal increase in inventory.

Cash generated from operations attributable to discontinued operations for H1 2022 was £918 million (H1 2021: £564 million).

Total cash payments to Shionogi in relation to the ViiV Healthcare contingent consideration liability in the half year were £603 million (H1 2021: £419 million), of which £534 million was recognised in cash flows from operating activities and £69 million was recognised in contingent consideration paid within investing cash flows. These payments are deductible for tax purposes.

Free cash inflow from continuing operations was £1,741 million for the six months (H1 2021: £137 million). The increase primarily reflected the significant increase in operating profit including the upfront income from the settlement with Gilead, favourable exchange and favourable timing of collections and profit share payments for Xevudy sales. This was partially offset by lower proceeds from disposals, increased contingent consideration payments reflecting the Gilead settlement in February 2022, higher capital expenditure and a higher seasonal increase in inventory.

Total Net debt
At 30 June 2022, net debt was £21.5 billion, compared with £19.8 billion at 31 December 2021, comprising gross debt of £32.4 billion which increased primarily due to the debt issuance for Consumer Healthcare, cash and liquid investments of £8.0 billion and cash advances and a short-term loan to a subsidiary of Pfizer Inc. of £2.9 billion, reflecting an on-lend of a portion of the cash received from the proceeds of the Consumer Healthcare bond issuance in line with Pfizer’s shareholding of the Consumer Healthcare Joint Venture.

Net debt increased by £1.6 billion due to dividends paid to shareholders of £2.1 billion, £1.6 billion of net adverse exchange impacts from the translation of non-Sterling denominated debt and exchange on other financing items and £0.3 billion dividends to non-controlling interests from discontinued operations and £0.1 billion capital expenditure for discontinued operations partly offset by £1.7 billion free cash flow from continuing operations and £0.8 billion net cash inflow from discontinued operating activities.

At 30 June 2022, GSK had short-term borrowings (including overdrafts and lease liabilities) repayable within 12 months of £3,327 billion with loans of £2.3 billion repayable in the subsequent year.

Returns to shareholders

Quarterly dividends
The Board has declared a second dividend for 2022 of 16.25p per share (Q2 2021: 23.75p per share) retrospectively adjusted for the Share Consolidation.

On 23 June 2021, at the new GSK Investor Update, GSK set out that from 2022 a progressive dividend policy will be implemented guided by a 40 to 60 percent pay-out ratio through the investment cycle. The dividend policy, the total expected cash distribution, and the respective dividend pay-out ratios for GSK remain unchanged.

GSK has previously stated that it expected to declare a 27p per share dividend for the first half of 2022, a 22p per share dividend for the second half of 2022 and a 45p per share dividend for 2023, but that these targeted dividends per share would increase in step with the Share Consolidation to maintain the same aggregate dividend pay-out in absolute Pound Sterling terms. Accordingly, using the consolidation ratio, GSK’s expected dividend for the second quarter of 2022 converts to 16.25p per new ordinary share. The expected dividend for the second half of 2022 converts to 27.5p per new ordinary share and the expected dividend for 2023 converts to 56.5p per new ordinary share, rounded-up from 56.25p.

Payment of dividends
The equivalent interim dividend receivable by ADR holders will be calculated based on the exchange rate on 4 October 2022. An annual fee of $0.03 per ADS (or $0.0075 per ADS per quarter) is charged by the Depositary. The ex-dividend date will be 18 August 2022, with a record date of 19 August 2022 and a payment date of 6 October 2022.

	Paid/ Payable	Pence per share/ pre share consolidation	Pence per share/ post share consolidation	£m

2022
First interim	1 July 2022	14	17.50	704
Second interim	6 October 2022	13	16.25	654

	Paid/ Payable	Pence per share/ pre share consolidation	Pence per share/ post share consolidation	£m

2021
First interim	8 July 2021	19	23.75	951
Second interim	7 October 2021	19	23.75	951
Third interim	13 January 2022	19	23.75	952
Fourth interim	7 April 2022	23	28.75	1,157

		80	100	4,011

For details of the Share Consolidation see page 53.

Weighted average number of shares
	Q2 2022 millions	Q2 2021 millions(a)

Weighted average number of shares – basic	4,025	4,003
Dilutive effect of share options and share awards	39	35

Weighted average number of shares – diluted	4,064	4,038

Weighted average number of shares
	H1 2022 millions	H1 2021 millions(a)

Weighted average number of shares – basic	4,021	3,999
Dilutive effect of share options and share awards	38	35

Weighted average number of shares – diluted	4,059	4,034

(a)	See page 53 for details of the Share Consolidation.

At 30 June 2022, 4,026 million shares (Q2 2021: 4,004 million) were in free issue (excluding Treasury shares and shares held by the ESOP Trusts), after taking into account the Share Consolidation on 18 July 2022. GSK made no share repurchases during the period. The company issued 0.3 million shares under employee share schemes in the period for proceeds of £3 million (Q2 2021: £4 million).

At 30 June 2022 , the ESOP Trust held 50.0 million GSK shares (before the Share Consolidation on 18 July 2022) against the future exercise of share options and share awards. The carrying value of £371 million has been deducted from other reserves. The market value of these shares was £925 million.

At 30 June 2022, the company held 243.9 million Treasury shares after taking into account the Share Consolidation on 18 July 2022 at a cost of £4,265 million which has been deducted from retained earnings.

Total and Adjusted results

Total reported results represent the Group’s overall performance.

GSK also uses a number of adjusted, non-IFRS, measures to report the performance of its business. Adjusted results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS. Adjusted results are defined below and other non-IFRS measures are defined on page 68.

GSK believes that Adjusted results, when considered together with Total results, provide investors, analysts and other stakeholders with helpful complementary information to understand better the financial performance and position of the Group from period to period, and allow the Group’s performance to be more easily compared against the majority of its peer companies. These measures are also used by management for planning and reporting purposes. They may not be directly comparable with similarly described measures used by other companies.

GSK encourages investors and analysts not to rely on any single financial measure but to review GSK’s quarterly results announcements, including the financial statements and notes, in their entirety.

GSK is committed to continuously improving its financial reporting, in line with evolving regulatory requirements and best practice. In line with this practice, GSK expects to continue to review and refine its reporting framework.

Adjusted results exclude the profits from discontinued operations from the Consumer Healthcare business (see details on page 20 and the following items in relation to our continuing operations from Total results, together with the tax effects of all of these items:

●	amortisation of intangible assets (excluding computer software and capitalised development costs)
●	impairment of intangible assets (excluding computer software) and goodwill
●
Major restructuring costs, which include impairments of tangible assets and computer software, (under specific Board approved programmes that are structural, of a significant scale and where the costs of individual or related projects exceed £25 million), including integration costs following material acquisitions

●	transaction-related accounting or other adjustments related to significant acquisitions
●
proceeds and costs of disposal of associates, products and businesses; significant settlement income; significant legal charges (net of insurance recoveries) and expenses on the settlement of litigation and government investigations; other operating income other than royalty income, and other items

Costs for all other ordinary course smaller scale restructuring and legal charges and expenses from continuing operations are retained within both Total and Adjusted results.

As Adjusted results include the benefits of Major restructuring programmes but exclude significant costs (such as significant legal, major restructuring and transaction items) they should not be regarded as a complete picture of the Group’s financial performance, which is presented in Total results. The exclusion of other Adjusting items may result in Adjusted earnings being materially higher or lower than Total earnings. In particular, when significant impairments, restructuring charges and legal costs are excluded, Adjusted earnings will be higher than Total earnings.

GSK has undertaken a number of Major restructuring programmes in response to significant changes in the Group’s trading environment or overall strategy, or following material acquisitions. Within the Pharmaceuticals sector, the highly regulated manufacturing operations and supply chains and long lifecycle of the business mean that restructuring programmes, particularly those that involve the rationalisation or closure of manufacturing or R&D sites are likely to take several years to complete. Costs, both cash and non-cash, of these programmes are provided for as individual elements are approved and meet the accounting recognition criteria. As a result, charges may be incurred over a number of years following the initiation of a Major restructuring programme.

Significant legal charges and expenses are those arising from the settlement of litigation or government investigations that are not in the normal course and materially larger than more regularly occurring individual matters. They also include certain major legacy matters.

Reconciliations between Total and Adjusted results, providing further information on the key Adjusting items, are set out on pages 17, 18, 29 and 30.

GSK provides earnings guidance to the investor community on the basis of Adjusted results. This is in line with peer companies and expectations of the investor community, supporting easier comparison of the Group’s performance with its peers. GSK is not able to give guidance for Total results as it cannot reliably forecast certain material elements of the Total results, particularly the future fair value movements on contingent consideration and put options that can and have given rise to significant adjustments driven by external factors such as currency and other movements in capital markets.

ViiV Healthcare
ViiV Healthcare is a subsidiary of the Group and 100% of its operating results (turnover, operating profit, profit after tax) are included within the Group income statement.

Earnings are allocated to the three shareholders of ViiV Healthcare on the basis of their respective equity shareholdings (GSK 78.3%, Pfizer 11.7% and Shionogi 10%) and their entitlement to preferential dividends, which are determined by the performance of certain products that each shareholder contributed. As the relative performance of these products changes over time, the proportion of the overall earnings allocated to each shareholder also changes. In particular, the increasing proportion of sales of dolutegravir and cabotegravir-containing products has a favourable impact on the proportion of the preferential dividends that is allocated to GSK. Adjusting items are allocated to shareholders based on their equity interests. GSK was entitled to approximately 86% of the Total earnings and 83% of the Adjusted earnings of ViiV Healthcare for 2021.

As consideration for the acquisition of Shionogi’s interest in the former Shionogi-ViiV Healthcare joint venture in 2012, Shionogi received the 10% equity stake in ViiV Healthcare and ViiV Healthcare also agreed to pay additional future cash consideration to Shionogi, contingent on the future sales performance of the products being developed by that joint venture, dolutegravir and cabotegravir. Under IFRS 3 ‘Business combinations’, GSK was required to provide for the estimated fair value of this contingent consideration at the time of acquisition and is required to update the liability to the latest estimate of fair value at each subsequent period end. The liability for the contingent consideration recognised in the balance sheet at the date of acquisition was £659 million. Subsequent re-measurements are reflected within other operating income/(expense) and within Adjusting items in the income statement in each period.

On 1 February 2022, ViiV Healthcare reached agreement with Gilead to settle the global patent infringement litigation relating to the commercialisation of Gilead’s Biktarvy. Under the terms of the global settlement and licensing agreement, Gilead made an upfront payment of $1.25 billion to ViiV Healthcare in February 2022. In addition, Gilead will also pay a 3% royalty on all future US sales of Biktarvy and in respect of the bictegravir component of any other future bictegravir-containing products sold in the US. These royalties will be payable by Gilead to ViiV Healthcare from 1 February 2022 until the expiry of ViiV Healthcare's US Patent No. 8,129,385 on 5 October 2027. Gilead's obligation to pay royalties does not extend into any period of regulatory paediatric exclusivity, if awarded.

Cash payments to settle the contingent consideration are made to Shionogi by ViiV Healthcare each quarter, based on the actual sales performance and other income of the relevant products in the previous quarter. These payments reduce the balance sheet liability and hence are not recorded in the income statement. The cash payments made to Shionogi by ViiV Healthcare in H1 2022 were £603 million.

As the liability is required to be recorded at the fair value of estimated future payments, there is a significant timing difference between the charges that are recorded in the Total income statement to reflect movements in the fair value of the liability and the actual cash payments made to settle the liability.

Further explanation of the acquisition-related arrangements with ViiV Healthcare are set out on pages 57 and 58 of the Annual Report 2021.

Financial information

Income statements

	Q2 2022 £m	Q2 2021(a) £m	H1 2022 £m	H1 2021(a) £m

TURNOVER	6,929	5,838	14,119	10,993

Cost of sales	(2,176)	(1,708)	(4,893)	(3,362)

Gross profit	4,753	4,130	9,226	7,631

Selling, general and administration	(2,066)	(1,689)	(3,878)	(3,198)
Research and development	(1,242)	(1,167)	(2,345)	(2,227)
Royalty income	159	77	297	166
Other operating income/(expense)	(523)	(76)	74	113

OPERATING PROFIT	1,081	1,275	3,374	2,485

Finance income	21	4	28	10
Finance expense	(204)	(189)	(409)	(387)
Loss on disposal of interests in associates	-	(36)	-	(36)
Share of after tax (losses)/profits of associates and joint ventures	(2)	16	(3)	32

PROFIT BEFORE TAXATION	896	1,070	2,990	2,104

Taxation	(150)	201	(473)	46
Tax rate %	16.7%	(18.8)%	15.8%	(2.2)%

PROFIT AFTER TAXATION FROM CONTINUING OPERATIONS	746	1,271	2,517	2,150

PROFIT AFTER TAXATION FROM DISCONTINUED OPERATIONS	229	267	625	648

PROFIT AFTER TAXATION FROM THE PERIOD	975	1,538	3,142	2,798

Profit attributable to non-controlling interests from continuing operations	40	57	315	137

Profit attributable to shareholders from continuing operations	706	1,214	2,202	2,013

Profit attributable to non-controlling interests from discontinued operations	97	86	187	193

Profit attributable to shareholders from discontinued operations	132	181	438	455

	975	1,538	3,142	2,798

Profit attributable to non-controlling interests	137	143	502	330

Profit attributable to shareholders	838	1,395	2,640	2,468

	975	1,538	3,142	2,798

EARNINGS PER SHARE FROM CONTINUING OPERATIONS	17.5p	30.3p	54.8p	50.3p

EARNINGS PER SHARE FROM DISCONTINUED OPERATIONS	3.3p	4.5p	10.9p	11.4p

TOTAL EARNINGS PER SHARE	20.8p	34.8p	65.7p	61.7p

Diluted earnings per share from continuing operations	17.4p	30.1p	54.3p	49.9p

Diluted earnings per share from discontinued operations	3.2p	4.4p	10.7p	11.3p

Total diluted earnings per share	20.6p	34.5p	65.0p	61.2p

(a)
The 2021 comparative results have been restated on a consistent basis from those previously published to reflect the classification of the Consumer Healthcare business as a discontinued operation (see page 20) and the impact of Share Consolidation implemented on 18 July 2022 (see page 53).

Statement of comprehensive income

	Q2 2022 £m	Q2 2021(a) £m	H1 2022 £m	H1 2021(a) £m

Total profit for the period	975	1,538	3,142	2,798

Items that may be reclassified subsequently to continuing operations income statement:
Exchange movements on overseas net assets and net investment hedges	(179)	70	(198)	(40)
Reclassification of exchange movements on liquidation or disposal of overseas subsidiaries and associates	9	(10)	9	(10)
Fair value movements on cash flow hedges	-	9	2	(2)
Reclassification of cash flow hedges to income statement	14	2	13	16
Deferred tax on fair value movements on cash flow hedges	-	(3)	-	(3)

	(156)	68	(174)	(39)

Items that will not be reclassified to continuing operations income statement:
Exchange movements on overseas net assets of non-controlling interests	(3)	(2)	-	(7)
Fair value movements on equity investments	(81)	(78)	(624)	158
Tax on fair value movements on equity investments	10	(16)	57	38
Re-measurement gains on defined benefit plans	200	257	513	285
Tax on re-measurement losses on defined benefit plans	(53)	(40)	(126)	(52)

	73	121	(180)	422

Other comprehensive (expense)/income for the period from continuing operations	(83)	189	(354)	383

Other comprehensive income/(expense) for the period from discontinued operations	493	(10)	928	(201)

Total comprehensive income for the period	1,385	1,717	3,716	2,980

Total comprehensive income for the period attributable to:
Shareholders	1,277	1,577	3,239	2,687
Non-controlling interests	108	140	477	293

	1,385	1,717	3,716	2,980

(a)
The 2021 comparative results have been restated on a consistent basis from those previously published to reflect the classification of the Consumer Healthcare business as a discontinued operation (see page 20) and the impact of Share Consolidation implemented on 18 July 2022 (see page 53).

Specialty Medicines turnover – three months ended 30 June 2022

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%

HIV	1,404	14	7	894	25	13	336	15	17	174	(23)	(27)

Dolutegravir products	1,279	8	1	796	15	5	320	14	16	163	(25)	(30)
Tivicay	346	(15)	(21)	201	3	(7)	72	-	3	73	(47)	(53)
Triumeq	461	(1)	(7)	307	5	(5)	97	(13)	(12)	57	(8)	(10)
Juluca	152	15	7	116	15	4	33	22	22	3	(25)	(25)
Dovato	320	74	66	172	69	54	118	71	74	30	>100	>100

Rukobia	19	90	70	18	80	70	-	-	-	1	>100	>(100)
Cabenuva	72	>100	>100	63	>100	>100	8	>100	>100	1	>100	>100
Apretude	8	-	-	8	-	-	-	-	-	-	-	-
Other	26	(19)	(25)	9	(25)	(50)	8	(27)	(36)	9	-	22

Oncology	154	29	23	83	22	10	62	27	29	9	>100	>100

Zejula	120	22	16	63	17	6	48	17	20	9	>100	>100
Blenrep	30	43	33	19	36	21	11	37	37	-	-	-
Jemperli	4	>100	>100	1	>100	>100	3	>100	100	-	-	-

Immuno- inflammation, respiratory and other	680	32	24	487	35	23	92	12	12	101	42	46

Benlysta	297	39	29	251	40	27	20	18	24	26	44	44
Nucala	367	26	19	236	30	18	74	14	15	57	27	29

Speciality Medicines excluding pandemic	2,238	20	13	1,464	28	16	490	16	17	284	(5)	(8)

Pandemic	466	>100	>100	23	>100	>100	123	-	-	320	>100	>100

Xevudy	466	>100	>100	23	>100	>100	123	-	-	320	>100	>100

Specialty Medicines	2,704	44	35	1,487	30	16	613	45	47	604	91	90

Specialty Medicines turnover – six months ended 30 June 2022

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%

HIV	2,585	14	10	1,591	21	13	635	10	13	359	(4)	(5)

Dolutegravir products	2,381	9	6	1,437	13	6	607	8	11	337	(4)	(6)
Tivicay	666	(6)	(9)	361	1	(6)	137	(7)	(4)	168	(17)	(19)
Triumeq	853	(5)	(9)	552	1	(6)	191	(18)	(16)	110	(9)	(9)
Juluca	285	17	12	215	17	9	63	19	23	7	-	-
Dovato	577	78	73	309	76	64	216	70	75	52	>100	>100

Rukobia	35	>100	88	33	94	82	1	>100	>100	1	>100	>(100)
Cabenuva	110	>100	>100	95	>100	>100	14	>100	>100	1	>100	>100
Apretude	10	-	-	10	-	-	-	-	-	-	-	-
Other	49	(23)	(22)	16	(33)	(42)	13	(28)	(28)	20	(9)	5

Oncology	281	23	19	152	14	7	116	26	29	13	>100	>100

Zejula	218	17	14	114	9	1	91	18	21	13	>100	>100
Blenrep	55	31	26	35	25	18	20	33	33	-	-	-
Jemperli	8	>100	>100	3	>100	>100	5	>100	>100	-	-	-

Immuno- inflammation, respiratory and other	1,200	26	21	834	27	19	176	10	13	190	39	42

Benlysta	512	31	24	421	30	21	39	18	21	52	49	49
Nucala	662	21	18	413	24	16	139	9	13	110	26	30

Speciality Medicines excluding pandemic	4,066	18	14	2,577	23	15	927	12	15	562	9	9

Pandemic	1,773	>100	>100	793	>100	>100	434	-	-	546	>100	>100

Xevudy	1,773	>100	>100	793	>100	>100	434	-	-	546	>100	>100

Specialty Medicines	5,839	69	63	3,370	60	50	1,361	64	67	1,108	>100	>100

Vaccines turnover – three months ended 30 June 2022

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%

Meningitis	235	4	-	120	10	(1)	87	(9)	(6)	28	40	40

Bexsero	165	-	(3)	65	8	(3)	81	(9)	(7)	19	19	19
Menveo	69	17	10	55	12	2	5	-	-	9	80	>100
Other	1	-	-	-	-	-	1	(50)	-	-	-	-

Influenza	32	(3)	(9)	1	>100	>100	-	-	-	31	(6)	(12)

Fluarix, FluLaval	32	(3)	(9)	1	>100	>100	-	-	-	31	(6)	(12)

Shingles	731	>100	>100	519	>100	97	151	>100	>100	61	>100	>100

Shingrix	731	>100	>100	519	>100	97	151	>100	>100	61	>100	>100

Established Vaccines	717	(5)	(9)	257	8	(3)	176	12	13	284	(22)	(23)

Infanrix, Pediarix	120	(12)	(19)	51	(35)	(45)	31	15	15	38	23	16
Boostrix	158	8	3	95	44	30	38	9	11	25	(44)	(44)
Hepatitis	159	45	35	98	53	39	39	56	56	22	5	-
Rotarix	120	(9)	(8)	14	(46)	(54)	29	7	11	77	(3)	-
Synflorix	84	(13)	(14)	-	-	-	10	11	-	74	(16)	(16)
Priorix, Priorix Tetra, Varilrix	40	(26)	(26)	-	-	-	23	(4)	(8)	17	(43)	(40)
Cervarix	22	(39)	(44)	-	-	-	4	(43)	(43)	18	(38)	(45)
Other	14	(70)	(70)	(1)	>(100)	(60)	2	(33)	33	13	(67)	(79)

Vaccines excluding pandemic	1,715	31	24	897	53	38	414	39	42	404	(6)	(8)

Pandemic vaccines	-	(100)	(100)	-	(100)	(100)	-	-	-	-	(100)	(100)
Pandemic adjuvant	-	(100)	(100)	-	(100)	(100)	-	-	-	-	(100)	(100)

Vaccines	1,715	9	3	897	13	2	414	39	42	404	(15)	(18)

Vaccines turnover – six months ended 30 June 2022

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%

Meningitis	447	8	6	219	34	24	170	(9)	(6)	58	(11)	(8)

Bexsero	328	10	9	131	44	34	160	(8)	(6)	37	9	15
Menveo	111	13	8	88	21	12	8	(11)	(11)	15	(6)	-
Other	8	(56)	(56)	-	-	-	2	(33)	-	6	(60)	(67)

Influenza	50	(2)	(6)	2	>100	>100	-	-	-	48	(6)	(10)

Fluarix, FluLaval	50	(2)	(6)	2	>100	>100	-	-	-	48	(6)	(10)

Shingles	1,429	>100	>100	1,009	99	86	311	>100	>100	109	>100	>100

Shingrix	1,429	>100	>100	1,009	99	86	311	>100	>100	109	>100	>100

Established Vaccines	1,458	1	(1)	559	33	25	342	-	2	557	(19)	(19)

Infanrix, Pediarix	295	8	4	163	15	7	60	(10)	(9)	72	14	11
Boostrix	284	18	15	165	51	41	71	-	3	48	(20)	(20)
Hepatitis	281	37	32	176	53	43	68	39	41	37	(10)	(10)
Rotarix	237	(4)	(2)	49	2	(4)	61	7	11	127	(10)	(6)
Synflorix	165	(17)	(17)	-	-	-	16	(24)	(24)	149	(16)	(16)
Priorix, Priorix Tetra, Varilrix	87	(26)	(26)	-	-	-	51	(9)	(9)	36	(41)	(41)
Cervarix	51	(37)	(41)	-	-	-	8	(47)	(47)	43	(35)	(39)
Other	58	(33)	(32)	6	-	33	7	-	29	45	(39)	(43)

Vaccines excluding pandemic	3,384	33	30	1,789	64	53	823	36	40	772	(8)	(9)

Pandemic vaccines	-	(100)	(100)	-	(100)	(100)	-	-	-	-	(100)	(100)
Pandemic adjuvant	-	(100)	(100)	-	(100)	(100)	-	-	-	-	(100)	(100)

Vaccines	3,384	21	17	1,789	38	29	823	36	40	772	(13)	(14)

General Medicines turnover – three months ended 30 June 2022

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%

Respiratory	1,649	9	4	846	11	1	348	4	5	455	8	7

Arnuity Ellipta	13	30	20	11	22	22	-	-	-	2	100	-
Anoro Ellipta	118	(12)	(16)	59	(23)	(31)	39	8	11	20	(5)	(5)
Avamys/Veramyst	74	17	14	-	-	-	20	-	-	54	26	21
Flixotide/Flovent	143	36	28	98	44	31	18	20	27	27	23	18
Incruse Ellipta	51	(4)	(8)	29	-	(14)	17	(11)	(16)	5	-	60
Relvar/Breo Ellipta	309	(1)	(4)	150	(2)	(11)	87	4	5	72	(4)	(1)
Seretide/Advair	262	(24)	(27)	61	(54)	(60)	73	(8)	(6)	128	(6)	(7)
Trelegy Ellipta	467	60	50	354	74	58	58	18	20	55	45	47
Ventolin	174	4	(2)	85	(4)	(15)	27	8	12	62	17	11
Other Respiratory	38	19	16	(1)	50	>100	9	12	-	30	11	4

Other General Medicines	861	(1)	(2)	87	6	(6)	174	(15)	(14)	600	4	4

Dermatology	91	(11)	(11)	-	-	-	28	(20)	(20)	63	(6)	(6)
Augmentin	130	43	45	-	-	-	37	28	31	93	50	52
Avodart	81	(5)	(6)	-	-	-	27	(10)	(7)	54	(2)	(5)
Lamictal	127	9	3	65	18	7	27	(4)	(4)	35	6	-
Other	399	(9)	(9)	22	(19)	(33)	55	(34)	(34)	322	-	1

General Medicines	2,510	5	2	933	11	-	522	(3)	(2)	1,055	6	5

General Medicines turnover – six months ended 30 June 2022

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%

Respiratory	3,184	6	3	1,568	9	2	681	1	3	935	4	5

Arnuity Ellipta	26	62	50	22	69	62	-	-	-	4	33	-
Anoro Ellipta	216	(14)	(16)	100	(29)	(34)	77	7	10	39	-	3
Avamys/Veramyst	168	1	2	-	-	-	36	-	3	132	2	2
Flixotide/Flovent	270	22	17	183	33	24	36	16	19	51	(4)	(2)
Incruse Ellipta	101	(4)	(7)	55	(2)	(9)	33	(11)	(11)	13	8	17
Relvar/Breo Ellipta	584	1	(1)	270	2	(5)	170	2	5	144	(3)	(1)
Seretide/Advair	564	(19)	(20)	145	(42)	(46)	146	(16)	(14)	273	(1)	(1)
Trelegy Ellipta	807	50	43	592	57	47	111	18	20	104	53	57
Ventolin	375	5	2	202	-	(6)	57	14	18	116	10	10
Other Respiratory	73	-	2	(1)	50	100	15	7	7	59	(5)	(5)

Other General Medicines	1,712	(1)	-	176	10	3	344	(16)	(14)	1,192	4	5

Dermatology	183	(9)	(8)	-	-	-	-	(20)	(19)	128	(4)	(2)
Augmentin	259	42	48	-	-	-	73	40	46	186	43	48
Avodart	162	(4)	(4)	-	-	-	54	(10)	(8)	108	1	-
Lamictal	247	6	3	124	13	5	53	(5)	(4)	70	6	5
Other	785	(8)	(7)	52	6	(2)	109	(36)	(35)	624	(1)	1

General Medicines	4,896	3	2	1,744	9	2	1,025	(5)	(3)	2,127	4	5

Commercial Operations turnover

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%

Three months ended 30 June 2022	6,929	19	13	3,317	19	7	1,549	23	25	2,063	15	14

Six months ended 30 June 2022	14,119	28	25	6,903	38	29	3,209	27	30	4,007	16	17

Balance sheet

	30 June 2022 £m	31 December 2021 £m
ASSETS
Non-current assets
Property, plant and equipment	8,503	9,932
Right of use assets	650	740
Goodwill	5,906	10,552
Other intangible assets	11,371	30,079
Investments in associates and joint ventures	77	88
Other investments	1,651	2,126
Deferred tax assets	4,952	5,218
Derivative financial instruments	11	18
Other non-current assets	1,736	1,676

Total non-current assets	34,857	60,429

Current assets
Inventories	4,664	5,783
Current tax recoverable	413	486
Trade and other receivables	6,457	7,860
Derivative financial instruments	105	188
Liquid investments	67	61
Cash and cash equivalents	6,465	4,274
Assets held for sale/distribution	36,017	22

Total current assets	54,188	18,674

TOTAL ASSETS	89,045	79,103

LIABILITIES
Current liabilities
Short-term borrowings	(3,327)	(3,601)
Contingent consideration liabilities	(888)	(958)
Trade and other payables	(14,806)	(17,554)
Derivative financial instruments	(70)	(227)
Current tax payable	(295)	(489)
Short-term provisions	(599)	(841)
Liabilities held for distribution	(17,850)	-

Total current liabilities	(37,835)	(23,670)

Non-current liabilities
Long-term borrowings	(18,784)	(20,572)
Corporation tax payable	(200)	(180)
Deferred tax liabilities	(149)	(3,556)
Pensions and other post-employment benefits	(2,526)	(3,113)
Other provisions	(557)	(630)
Derivative financial instruments	(1)	(1)
Contingent consideration liabilities	(5,472)	(5,118)
Other non-current liabilities	(881)	(921)

Total non-current liabilities	(28,570)	(34,091)

TOTAL LIABILITIES	(66,405)	(57,761)

NET ASSETS	22,640	21,342

EQUITY
Share capital	1,347	1,347
Share premium account	3,439	3,301
Retained earnings	9,824	7,944
Other reserves	1,764	2,463

Shareholders’ equity	16,374	15,055

Non-controlling interests	6,266	6,287

TOTAL EQUITY	22,640	21,342

Statement of changes in equity

	Share capital £m	Share premium £m	Retained earnings £m	Other reserves £m	Share- holder’s equity £m	Non- controlling interests £m	Total equity £m

At 1 January 2022	1,347	3,301	7,944	2,463	15,055	6,287	21,342

Profit for the period			2,640		2,640	502	3,142
Other comprehensive income/(expense) for the period			1,010	(411)	599	(25)	574

Total comprehensive income/(expense) for the period			3,650	(411)	3,239	477	3,716

Distributions to non-controlling interests						(506)	(506)
Contributions from non-controlling interests						8	8
Dividends to shareholders			(2,108)		(2,108)		(2,108)
Shares issued		20			20		20
Shares acquired by ESOP Trusts		118	704	(822)	-		-
Share of associates and joint ventures realised profits on disposal of equity investments			(1)	1	-		-
Realised after tax losses on disposal or liquidation of equity investments			(23)	23	-		-
Write-down on shares held by ESOP Trusts			(510)	510	-		-
Share-based incentive plans			168		168		168

At 30 June 2022	1,347	3,439	9,824	1,764	16,374	6,266	22,640

At 1 January 2021	1,346	3,281	6,755	3,205	14,587	6,221	20,808

Profit for the period			2,468		2,468	330	2,798
Other comprehensive (expense)/ income for the period			14	205	219	(37)	182

Total comprehensive income for the period			2,482	205	2,687	293	2,980

Distributions to non-controlling interests						(320)	(320)
Contributions from non-controlling interests						7	7
Dividends to shareholders			(2,097)		(2,097)		(2,097)
Shares issued	1	18			19		19
Realised after tax profits on disposal of equity investments			145	(145)	-		-
Share of associates and joint ventures realised profits on disposal of equity investments			9	(9)	-		-
Write-down on shares held by ESOP Trusts			(96)	96	-		-
Share-based incentive plans			181		181		181

At 30 June 2021	1,347	3,299	7,379	3,352	15,377	6,201	21,578

Cash flow statement – six months ended 30 June 2022 (amounts presented are from continuing operations unless otherwise specified)

	H1 2022 £m	H1 2021(a) £m

Profit after tax from continuing operations	2,517	2,150
Tax on profits	473	(46)
Share of after tax losses/(profits) of associates and joint ventures	3	(32)
Loss on disposal of interests in associates	-	36
Net finance expense	381	377
Depreciation, amortisation and other adjusting items	1,335	906
Increase in working capital	(198)	(809)
Contingent consideration paid	(542)	(371)
Decrease in other net liabilities (excluding contingent consideration paid)	(33)	(452)

Cash generated from operations attributable to continuing operations	3,936	1,759
Taxation paid	(534)	(542)

Net cash inflow from continuing operating activities	3,402	1,217
Cash generated from operations attributable to discontinued operations	918	564
Taxation paid from discontinued operations	(143)	(158)
Net operating cash flows attributable to discontinued operations	775	406

Total net cash inflows from operating activities	4,177	1,623

Cash flow from investing activities
Purchase of property, plant and equipment	(430)	(352)
Proceeds from sale of property, plant and equipment	6	95
Purchase of intangible assets	(597)	(556)
Proceeds from sale of intangible assets	13	314
Purchase of equity investments	(59)	(122)
Proceeds from sale of equity investments	-	171
Share transaction with minority shareholders	1	1
Contingent consideration paid	(73)	(55)
Disposal of businesses	(12)	(19)
Investment in associates and joint ventures	-	(1)
Proceeds from disposal of associates and joint ventures	-	277
Interest received	26	10
Decrease in liquid investments	-	18
Dividends from associates and joint ventures	-	9

Net cash outflow from continuing investing activities	(1,125)	(210)
Net investing cash flows attributable to discontinued operations	(3,013)	(23)

Total net cash outflow from investing activities	(4,138)	(233)

Cash flow from financing activities
Issue of share capital	20	19
Shares acquired by ESOP trust	(3)	-
Decrease in long-term loans	(3)	(2)
Repayment of short-term loans	(3,062)	(352)
Repayment of lease liabilities	(99)	(94)
Interest paid	(437)	(431)
Dividends paid to shareholders	(2,108)	(2,097)
Distributions to non-controlling interests	(177)	(121)
Contributions from non-controlling interests	8	7
Other financing items	264	(99)

Net cash outflow from continuing financing activities	(5,597)	(3,170)
Net financing cash flows attributable to discontinued operations	9,084	(251)

Total net cash inflow/(outflow) from financing activities	3,487	(3,421)

Increase/(decrease) in cash and bank overdrafts in the period	3,526	(2,031)

Cash and bank overdrafts at beginning of the period	3,817	5,261
Exchange adjustments	83	(34)
Increase/(decrease) in cash and bank overdrafts	3,526	(2,031)

Cash and bank overdrafts at end of the period	7,426	3,196

Cash and bank overdrafts at end of the period comprise:
Cash and cash equivalents	6,465	3,503
Cash and cash equivalents reported in assets held for sale/distribution	1,421	-

	7,886	3,503
Overdrafts	(460)	(307)

	7,426	3,196

(a)
The 2021 comparative results have been restated on a consistent basis from those previously published to reflect the classification of the Consumer Healthcare business as a discontinued operation (see page 20) and the impact of Share Consolidation implemented on 18 July 2022 (see page 53).

Segment information

Operating segments are reported based on the financial information provided to the Chief Executive Officer and the responsibilities of the GSK Leadership Team (GLT). GSK has revised its operating segments from Q1 2022 and from Q2 2022. Previously, GSK reported results under four segments: Pharmaceuticals; Pharmaceuticals R&D; Vaccines and Consumer Healthcare. For the first quarter 2022, GSK reported results under three segments: Commercial Operations; Total R&D and Consumer Healthcare. From Q2 2022, GSK reports results under two segments from continuing operations as the demerger of the Consumer Healthcare segment was completed on 18 July 2022. Members of the GLT are responsible for each segment. Comparative information in this announcement has been retrospectively restated on a consistent basis. The Consumer Healthcare segment is presented entirely as discontinued operations and therefore no segment information is presented.

R&D investment is essential for the sustainability of the business. However for segment reporting the Commercial operating profits exclude allocations of globally funded R&D.

The Total R&D segment is the responsibility of the Chief Scientific Officer and President, R&D and is reported as a separate segment. The operating profit of this segment includes R&D activities across Specialty Medicines, including HIV and Vaccines. It includes R&D and some SG&A costs relating to regulatory and other functions.

The Group’s management reporting process allocates intra-Group profit on a product sale to the market in which that sale is recorded, and the profit analyses below have been presented on that basis.

Turnover by segment
	Q2 2022 £m	Q2 2021 £m	Growth £%	Growth CER%

Commercial Operations (total turnover)	6,929	5,838	19	13

Operating profit by segment
	Q2 2022 £m	Q2 2021 £m	Growth £%	Growth CER%

Commercial Operations	3,304	2,869	15	6
Research and Development	(1,152)	(1,119)	3	(2)

Segment profit	2,152	1,750	23	10
Corporate and other unallocated costs	(144)	(109)

Adjusted operating profit	2,008	1,641	22	7
Adjusting items	(927)	(366)

Total operating profit	1,081	1,275	(15)	(35)

Finance income	21	4
Finance costs	(204)	(189)
Loss on disposal of interests in associates	-	(36)
Share of after tax (losses)/profits of associates and joint ventures	(2)	16

Profit before taxation from continuing operations	896	1,070	(16)	(40)

Adjusting items reconciling Q2 2022 and H1 2022 segment profit and operating profit comprise items not specifically allocated to segment profit. These include impairment and amortisation of intangible assets; major restructuring costs, which include impairments of tangible assets and computer software; transaction-related adjustments related to significant acquisitions; proceeds and costs of disposals of associates, products and businesses, significant legal charges and expenses on the settlement of litigation and government investigations, other operating income other than royalty income and other items.

Turnover by segment
	H1 2022 £m	H1 2021 £m	Growth £%	Growth CER%

Commercial Operations (total turnover)	14,119	10,993	28	25

Operating profit by segment
	H1 2022 £m	H1 2021 £m	Growth £%	Growth CER%

Commercial Operations	6,421	5,312	21	16
Research and Development	(2,247)	(2,148)	5	2

Segment profit	4,174	3,164	32	26
Corporate and other unallocated costs	(223)	(198)

Adjusted operating profit	3,951	2,966	33	26
Adjusting items	(577)	(481)

Total operating profit	3,374	2,485	36	26

Finance income	28	10
Finance costs	(409)	(387)
Loss on disposal of interests in associates	-	(36)
Share of after tax (losses)/profits of associates and joint ventures	(3)	32

Profit before taxation from continuing operations	2,990	2,104	42	32

Legal matters

The Group is involved in significant legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust, consumer fraud and governmental investigations, which are more fully described in the ‘Legal Proceedings’ note in the Annual Report 2021. At 30 June 2022, the Group’s aggregate provision for legal and other disputes (not including tax matters described on page 27 was £0.2 billion (31 December 2021: £ 0.2 billion).

The Group may become involved in significant legal proceedings in respect of which it is not possible to meaningfully assess whether the outcome will result in a probable outflow, or to quantify or reliably estimate the liability, if any, that could result from ultimate resolution of the proceedings. In these cases, the Group would provide appropriate disclosures about such cases, but no provision would be made.

The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations. The Group’s position could change over time, and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in the Group’s financial accounts.

There have been no significant legal developments this quarter.

Additional information

Disposal group and discontinued operations accounting policy
Disposal groups are classified as held for distribution if their carrying amount will be recovered principally through a distribution to shareholders rather than through continuing use, they are available for distribution in their present condition and the distribution is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs to distribute.

Non-current assets included as part of a disposal group are not depreciated or amortised while they are classified as held for distribution. The assets and liabilities of a disposal group classified as held for distribution are presented separately from the other assets and liabilities in the balance sheet.

A discontinued operation is a component of the entity that has been disposed of or distributed or is classified as held for distribution and that represents a separate major line of business. The results of discontinued operations are presented separately in the statement of profit or loss and comparatives are restated on a consistent basis.

Accounting policies and basis of preparation
This unaudited Results Announcement contains condensed financial information for the three and six months ended 30 June 2022, and should be read in conjunction with the Annual Report 2021, which was prepared in accordance with United Kingdom adopted International Financial Reporting Standards. This Results Announcement has been prepared applying consistent accounting policies to those applied by the Group in the Annual Report 2021.

The Group has not identified any changes to its key sources of accounting judgements or estimations of uncertainty compared with those disclosed in the Annual Report 2021.

This Results Announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006. The full Group accounts for 2021 were published in the Annual Report 2021, which has been delivered to the Registrar of Companies and on which the report of the independent auditor was unqualified and did not contain a statement under section 498 of the Companies Act 2006.

COVID-19 pandemic
The potential impact of the COVID-19 pandemic on GSK’s trading performance and all its principal risks is continually assessed, with appropriate mitigation plans put in place. GSK is encouraged by the uptake in demand in the second quarter for its medicines and vaccines, particularly Shingrix. The Company remains confident in the underlying demand for its vaccines and medicines, given the number of COVID-19 vaccinations and boosters administered worldwide. The pandemic continues to be challenging to predict and remains a dynamic situation with the worldwide rate of community infections presently increasing due to Omicron subvariants BA.5 and BA.4; these variants of concern and future variants of concern could potentially impact GSK’s trading results, clinical trials, supply continuity and its employees materially.

Exchange rates
GSK operates in many countries and earns revenues and incurs costs in many currencies. The results of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and other currencies. Average exchange rates, as modified by specific transaction rates for large transactions, prevailing during the period, are used to translate the results and cash flows of overseas subsidiaries, associates and joint ventures into Sterling. Period-end rates are used to translate the net assets of those entities. The currencies which most influenced these translations and the relevant exchange rates were:

	Q2 2022	Q2 2021	H1 2022	H1 2021	2021

Average rates:
US$/£	1.26	1.40	1.30	1.39	1.38
Euro/£	1.18	1.16	1.19	1.15	1.16
Yen/£	162	152	159	149	151

Period-end rates:
US$/£	1.21	1.39	1.21	1.39	1.35
Euro/£	1.16	1.17	1.16	1.17	1.19
Yen/£	165	153	165	153	155

During Q2 2022 average Sterling exchange rates were stronger against the Yen and the Euro but weaker against the US Dollar compared with the same period in 2021. Period-end Sterling exchange rates were stronger against the Yen but weaker against the US Dollar and the Euro compared with the 2021 period-end rates.

Net assets
The book value of net assets increased by £1,298 million from £21,342 million at 31 December 2021 to £22,640 million at 30 June 2022. This primarily reflected the Total profit for the period and the re-measurement gains on the defined benefit plans. These increases were partially offset by a decrease in fair value of Other investments and by dividends paid during the period.

The carrying value of investments in associates and joint ventures at 30 June 2022 was £77 million (31 December 2021: £88 million), with a market value of £77 million (31 December 2021: £88 million).

At 30 June 2022, the net deficit on the Group’s pension plans was £651 million compared with £1,129 million at 31 December 2021. This decrease in the net deficit is primarily related to increases in the long term UK discount rate (3.9% Q2 2022, 2.0% Q4 2021), the US discount rate (4.7% Q2 2022, 2.7% Q4 2021) and Euro-zone discount rates (3.4% Q2 2022, 1.3% Q4 2021), partially offset by increases in the US cash balance credit rate (3.0% Q2 2022; 2.0% Q4 2021), Euro-zone inflation rates (2.2% Q2 2022; 2.1% Q4 2021) and, lower UK and Euro-zone asset values. The net deficit balance at 30 June 2022 excludes £25 million relating to the discontinued Consumer Healthcare business.

The estimated present value of the potential redemption amount of the Pfizer put option related to ViiV Healthcare, recorded in Other payables in Current liabilities, was £1,158 million (31 December 2021: £1,008 million).

Contingent consideration amounted to £6,360 million at 30 June 2022 (31 December 2021: £6,076 million), of which £5,797 million (31 December 2021: £5,559 million) represented the estimated present value of amounts payable to Shionogi relating to ViiV Healthcare and £546 million (31 December 2021: £479 million) represented the estimated present value of contingent consideration payable to Novartis related to the Vaccines acquisition.

Of the contingent consideration payable (on a post-tax basis) to Shionogi at 30 June 2022, £857 million (31 December 2021: £937 million) is expected to be paid within one year.

Movements in contingent consideration are as follows:

H1 2022	ViiV Healthcare £m	Group £m

Contingent consideration at beginning of the period	5,559	6,076
Re-measurement through income statement	841	899
Cash payments: operating cash flows	(534)	(542)
Cash payments: investing activities	(69)	(73)

Contingent consideration at end of the period	5,797	6,360

H1 2021	ViiV Healthcare £m	Group £m

Contingent consideration at beginning of the period	5,359	5,869
Re-measurement through income statement	259	317
Cash payments: operating cash flows	(366)	(371)
Cash payments: investing activities	(53)	(55)

Contingent consideration at end of the period	5,199	5,760

Contingent liabilities
There were contingent liabilities at 30 June 2022 in respect of guarantees and indemnities entered into as part of the ordinary course of the Group’s business. No material losses are expected to arise from such contingent liabilities. Provision is made for the outcome of legal and tax disputes where it is both probable that the Group will suffer an outflow of funds and it is possible to make a reliable estimate of that outflow. Descriptions of the significant legal disputes to which the Group is a party are set out on page 49.

Discontinued operations

Consumer Healthcare has been presented as a discontinued operation at the end of Q2 2022. The demerger of Haleon was completed on 18 July. Financial information relating to the operations of Consumer Healthcare for the period is set out below. The Group Income Statement and Group Cash Flow Statement distinguish discontinued operations from continuing operations. Comparative figures have been restated on a consistent basis.

This financial information differs both in purpose and basis of preparation from the Historical Financial Information and the Interim Financial Information included in the Haleon prospectus and from that which will be published by Haleon plc on 19 September 2022. As a result, whilst the two sets of financial information are similar, they are not the same because of certain differences in accounting and disclosure under IFRS.

Total Results	H1 2022 £m	H1 2021 £m

Turnover	5,115	4,517
Expenses	(4,271)	(3,633)
Profit before tax	844	884
Taxation	(219)	(236)
Tax rate%	25.9%	26.7%
Profit after Tax from discontinued operations	625	648
Non-controlling interest in discontinued operations	187	193
Earnings attributable to shareholders from discontinued operations	438	455
Earnings per share from discontinued operations	10.9p	11.4p

	Q2 2022 £m	Q2 2021 £m

Turnover	2,525	2,254
Expenses	(2,185)	(1,854)
Profit before tax	340	400
Taxation	(111)	(133)
Tax rate%	32.6%	33.4%
Profit after Tax from discontinued operations	229	267
Non-controlling interest in discontinued operations	97	86
Earnings attributable to shareholders from discontinued operations	132	181
Earnings per share from discontinued operations	3.3p	4.5p

Assets and liabilities held for sale/distribution

Haleon has been presented as a disposal group at the end of Q2 2022. Non-current assets and disposal groups are transferred to Assets held for sale/distribution when it is expected that their carrying amounts will be recovered principally through disposal or a distribution, they are available for sale/distribution in their present condition and sale/distribution is considered highly probable. They are held at the lower of carrying amount and fair value less costs to sell/distribute. No impairment was recorded as fair value was in excess of carrying value.

Assets held for sale/distribution	30 June 2022 Haleon £m	30 June 2022 Other £m	30 June 2022 Total £m	31 December 2021 Total £m

Property, plant and equipment	1,649	104	1,753	22
Goodwill	5,207	-	5,207	-
Other intangibles	19,951	6	19,957	-
Inventories	1,775	-	1,775	-
Trade and other receivables	1,955	-	1,955	-
Short term loans to third parties	2,948	-	2,948	-
Cash and cash equivalents	1,421	-	1,421	-
Other	987	14	1,001	-

Total assets held for sale/distribution	35,893	124	36,017	22

Liabilities held for distribution	30 June 2022 Haleon £m	31 December 2021 Total £m

Borrowings	(10,248)	-
Trade payables and other liabilities	(3,880)	-
Deferred tax liability	(3,722)	-

Total liabilities held for distribution	(17,850)	-

Post balance sheet events:

Business acquisitions
On 1 July 2022, GSK completed the acquisition of 100% of Sierra Oncology, Inc. a California-based, late-stage biopharmaceutical company focused on targeted therapies for the treatment of rare forms of cancer, for $1.9 billion (£1.6 billion). The main asset is momelotinib which targets the medical needs of myelofibrosis patients with anaemia. The initial acquisition accounting will be reflected in the third quarter of 2022, and it is not completed at this date.

On 31 May 2022, GSK announced that it has entered into a definitive agreement to acquire 100% of Affinivax, Inc. (Affinivax), a clinical-stage biopharmaceutical company based in Cambridge, Boston, Massachusetts focused on pneumococcal vaccine candidates. Under the terms of the agreement, GSK will acquire 100% of the outstanding shares of Affinivax. The consideration for the acquisition comprises an upfront payment of $2.1 billion (£1.7 billion) to be paid upon closing and two potential milestone payments of $0.6 billion (£0.5 billion) to be paid upon the achievement of certain paediatric clinical development milestones. The transaction is subject to customary closing conditions, including the expiration or early termination of the waiting period under the Hart-Scott-Rodino Anti-Trust Improvements Act of 1976. The transaction is expected to close in the third quarter of 2022.

Divestments
On 18 July 2022, GSK plc separated its Consumer Healthcare business from the GSK Group to form Haleon, an independent listed company. The separation was effected by way of a demerger of 80.1% of GSK’s 68% holding in the Consumer Healthcare business to GSK shareholders. Following the demerger, 54.5% of Haleon is held in aggregate by GSK Shareholders, 6.0% is held by GSK (including shares received by GSK’s consolidated ESOT trusts) and 7.5% is held by certain Scottish limited partnerships (SLPs) set up to provide a funding mechanism pursuant to which GSK will provide additional funding for GSK’s UK Pension Schemes. The aggregate ownership by GSK (including ownership by the ESOT trusts and SLPs) after the demerger of 13.5% will be initially measured at fair value with changes through profit or loss. Pfizer continues to hold 32% of Haleon after the demerger.

Under IFRIC 17 ‘Distributions of Non-cash Assets to Owners’ a liability and an equity distribution are measured at the fair value of the assets to be distributed when the dividend is appropriately authorised and it is no longer at the entity’s discretion. The liability and equity movement, and associated gain, will be recognised in Q3 2022 when the demerger distribution was authorised and occurred.

The asset distributed was the 54.5% ownership of the Consumer Healthcare business. The net carrying value of the Consumer Healthcare business, including the retained 13.5% and net of the amount attributable to the non-controlling interest, was approximately £11.5 billion at the end of June. The assets distributed were reduced by Consumer Healthcare transactions up to 18 July that included pre-separation dividends declared and settled after the end of Q2 2022 and before 18 July 2022. Those dividends included: £10.4 billion (£7.1 billion attributable to GSK) of dividends funded by Consumer Healthcare debt that was partially on-lent during Q1 2022 and dividends of £0.6 billion (£0.4 billion attributable to GSK) from available cash balances. GSK’s share of the pre-separation dividends and loans are eliminated in the consolidated financial statements.

The fair value of the 54.5% ownership of the Consumer Healthcare business distributed was £15.5 billion. This was measured by reference to the quoted average Haleon share price over the first five days of trading, this being a fair value measured with observable inputs which is considered to be representative of the fair value at the distribution date. A gain on distribution of this fair value less 54.5% of the book value of the net assets of the Consumer Healthcare business will be recorded in the Income Statement in Q3 2022. There will be an additional gain to remeasure the retained 13.5% from its book value to fair value of £3.9 billion using the same fair value methodology as used for the distributed shares. In addition, there will be a reclassification of the Group’s share of cumulative exchange differences arising on translation of the foreign currency net assets of the divested subsidiaries and offsetting net investment hedges from Retained Earnings into the Income Statement. All these transactions will be presented in profit from discontinued operations (adjusting results) in Q3 2022.

Share Consolidation
Following completion of the Consumer Healthcare business demerger on 18 July 2022, GSK plc Ordinary shares were consolidated to maintain share price comparability before and after demerger. The consolidation was approved by GSK shareholders at a General Meeting held on 6 July 2022. Shareholders received 4 new Ordinary shares with a nominal value of 31¼ pence each for every 5 existing Ordinary share which had a nominal value of 25 pence each. Earnings per share, diluted earnings per share, adjusted earnings per share and dividends per share were retrospectively adjusted to reflect the Share Consolidation in all the periods presented.

Related party transactions
Details of GSK’s related party transactions are disclosed on page 221 of our 2021 Annual Report and Accounts.

Financial instruments fair value disclosures
The following tables categorise the Group’s financial assets and liabilities held at fair value by the valuation methodology applied in determining their fair value. Where possible, quoted prices in active markets are used (Level 1). Where such prices are not available, the asset or liability is classified as Level 2, provided all significant inputs to the valuation model used are based on observable market data. If one or more of the significant inputs to the valuation model is not based on observable market data, the instrument is classified as Level 3. Other investments classified as Level 3 in the tables below comprise equity investments in unlisted entities with which the Group has entered into research collaborations and also investments in emerging life science companies.

At 30 June 2022	Level 1 £m	Level 2 £m	Level 3 £m	Total £m

Financial assets at fair value
Financial assets at fair value through other comprehensive income (FVTOCI):
Other investments designated at FVTOCI	1,183	-	208	1,391
Trade and other receivables	-	2,119	-	2,119
Financial assets mandatorily at fair value through profit or loss (FVTPL):
Other investments	-	-	260	260
Other non-current assets	-	-	25	25
Trade and other receivables	-	55	-	55
Held for trading derivatives that are not in a designated and effective hedging relationship	-	102	11	113
Cash and cash equivalents	5,230	-	-	5,230
Derivatives designated and effective as hedging instruments (FVTOCI)	-	3	-	3
Financial assets classified as assets held for distribution	424	160	-	584

	6,837	2,439	504	9,780

Financial liabilities at fair value
Financial liabilities mandatorily at fair value through profit or loss (FVTPL):
Contingent consideration liabilities	-	-	(6,360)	(6,360)
Held for trading derivatives that are not in a designated and effective hedging relationship	-	(41)	(1)	(42)
Derivatives designated and effective as hedging instruments (FVTOCI)	-	(29)	-	(29)
Financial liabilities classified as liabilities held for distribution	-	(57)	-	(57)

	-	(127)	(6,361)	(6,488)

At 31 December 2021	Level 1 £m	Level 2 £m	Level 3 £m	Total £m

Financial assets at fair value
Financial assets at fair value through other comprehensive income (FVTOCI):
Other investments designated at FVTOCI	1,736	-	191	1,927
Trade and other receivables	-	1,943	-	1,943
Financial assets mandatorily at fair value through profit or loss (FVTPL):
Other investments	-	-	199	199
Other non-current assets	-	-	23	23
Trade and other receivables	-	59	-	59
Held for trading derivatives that are not in a designated and effective hedging relationship	-	77	6	83
Cash and cash equivalents	1,449	-	-	1,449
Derivatives designated and effective as hedging instruments (FVTOCI)	-	123	-	123

	3,185	2,202	419	5,806

Financial liabilities at fair value
Financial liabilities mandatorily at fair value through profit or loss (FVTPL):
Contingent consideration liabilities	-	-	(6,076)	(6,076)
Held for trading derivatives that are not in a designated and effective hedging relationship	-	(171)	-	(171)
Derivatives designated and effective as hedging instruments (FVTOCI)	-	(57)	-	(57)

	-	(228)	(6,076)	(6,304)

Movements in the six months to 30 June 2022 and the six months to 30 June 2021 for financial instruments measured using Level 3 valuation methods are presented below:

	Financial assets £m	Financial liabilities £m

At 1 January 2022	419	(6,076)
Gains/(losses) recognised in the income statement	(7)	(900)
Gains recognised in other comprehensive income	32	-
Additions	60	-
Disposals	-	-
Transfer from Level 3	-	-
Payments in the period	-	615

At 30 June 2022	504	(6,361)

At 1 January 2021	814	(5,878)
Gains/(losses) recognised in the income statement	47	(313)
Gains recognised in other comprehensive income	90	-
Additions	51	-
Disposals	(10)	-
Transfer from Level 3	(595)	-
Payments in the period	-	426

At 30 June 2021	397	(5,765)

Net losses of £907 million (H1 2021: net losses of £267 million) reported in other operating income were attributable to Level 3 financial instruments held at the end of the period. There were no transfers from Level 3 as a result of listing of equity investments on a recognised stock exchange during the period. In H1 2021, net gains of £99m arose prior to transfer from Level 3 on equity investments which transferred to a Level 1 valuation methodology as a result of such listings. Net gains and losses include the impact of exchange movements.

Financial liabilities measured using Level 3 valuation methods at 30 June included £5,797 million (H1 2021: £5,199 million) of contingent consideration for the acquisition in 2012 of the former Shionogi-ViiV Healthcare joint venture and £546 million (H1 2021: £504 million) of contingent consideration for the acquisition of the Novartis Vaccines business in 2015. Contingent consideration is expected to be paid over a number of years and will vary in line with the future performance of specified products, the achievement of certain milestone targets and movements in certain foreign currencies. The financial liabilities are measured at the present value of expected future cash flows, the most significant inputs to the valuation models being future sales forecasts, the discount rate, the Sterling/US Dollar exchange rate and the Sterling/Euro exchange rate.

The table below shows, on an indicative basis, the income statement and balance sheet sensitivity to reasonably possible changes in key inputs to the valuation of the largest contingent consideration liabilities.

	Shionogi- ViiV Healthcare £m	Novartis Vaccines £m

Increase/(decrease) in financial liability
10% increase in sales forecasts	571	64
10% decrease in sales forecasts	(571)	(62)
1% (100 basis points) increase in discount rate	(211)	(40)
1% (100 basis points) decrease in discount rate	227	47
10 cent appreciation of US Dollar	397	7
10 cent depreciation of US Dollar	(338)	(5)
10 cent appreciation of Euro	103	20
10 cent depreciation of Euro	(86)	(17)

The Group transfers financial instruments between different levels in the fair value hierarchy when, as a result of an event or change in circumstances, the valuation methodology applied in determining their fair values alters in such a way that it meets the definition of a different level. There were no transfers between the Level 1 and Level 2 fair value measurement categories. Transfers from Level 3 during H1 2021 relate to equity investments in companies which were listed on stock exchanges during the period.

The following methods and assumptions were used to measure the fair value of the significant financial instruments carried at fair value on the balance sheet:

●
Other investments – equity investments traded in an active market determined by reference to the relevant stock exchange quoted bid price; other equity investments determined by reference to the current market value of similar instruments, recent financing rounds or the discounted cash flows of the underlying net assets

●	Trade receivables carried at fair value – based on invoiced amount

●
Interest rate swaps, foreign exchange forward contracts, swaps and options – based on the present value of contractual cash flows or option valuation models using market-sourced data (exchange rates or interest rates) at the balance sheet date

●	Cash and cash equivalents carried at fair value – based on net asset value of the funds

●	Contingent consideration for business acquisitions and divestments – based on present values of expected future cash flows

There are no material differences between the carrying value of the Group's other financial assets and liabilities and their estimated fair values, with the exception of bonds, for which the carrying values and fair values are set out in the table below:

	30 June 2022		31 December 2021

	Carrying value £m	Fair value £m	Carrying value £m	Fair value £m

Bonds in a designated hedging relationship	(5,096)	(5,008)	(4,982)	(5,311)
Other bonds	(15,830)	(16,688)	(17,373)	(20,746)
Bonds classified as liabilities held for distribution	(9,823)	(9,341)	-	-

	(30,749)	(31,037)	(22,355)	(26,057)

The following methods and assumptions are used to estimate the fair values of financial assets and liabilities which are not measured at fair value on the balance sheet:

●	Receivables and payables, including put options, carried at amortised cost – approximates to the carrying amount

●	Liquid investments – approximates to the carrying amount

●	Cash and cash equivalents carried at amortised cost – approximates to the carrying amount

●	Short-term loans, overdrafts and commercial paper – approximates to the carrying amount because of the short maturity of these instruments

●
Long-term loans – based on quoted market prices (a Level 1 fair value measurement) in the case of European and US Medium Term Notes; approximates to the carrying amount in the case of other fixed rate borrowings and floating rate bank loans

Put option
Other payables in Current liabilities includes the present value of the expected redemption amount of the Pfizer put option over its non-controlling interest in ViiV Healthcare of £1,158 million. This reflects a number of assumptions around future sales, profit forecasts and forecast exchange rates. The forecast exchange rates used are consistent with market rates at 30 June 2022.

The table below shows on an indicative basis the income statement and balance sheet sensitivity to reasonably possible changes in the key inputs to the measurement of this liability.

Increase/(decrease) in financial liability	ViiV Healthcare put option £m

10% increase in sales forecasts	107
10% decrease in sales forecasts	(107)
1% (100 basis points) increase in discount rate	(38)
1% (100 basis points) decrease in discount rate	42
10 cent appreciation of US Dollar	73
10 cent depreciation of US Dollar	(61)
10 cent appreciation of Euro	32
10 cent depreciation of Euro	(27)

Reconciliation of cash flow to movements in net debt

	H1 2022 £m	H1 2021 £m

Total Net debt at beginning of the period	(19,838)	(20,780)

Increase/(decrease) in cash and bank overdrafts	3,526	(2,031)
Increase/(decrease) in liquid investments and short-term loans to third parties	2,948	(18)
Net decrease in short-term loans	3,073	352
Net increase in long-term loans	(9,232)	-
Repayment of lease liabilities	116	108
Exchange adjustments	(1,999)	525
Other non-cash movements	(52)	(77)

Increase in net debt	(1,620)	(1,141)

Total Net debt at end of the period	(21,458)	(21,921)

Net debt analysis

	30 June 2022 £m	30 June 2021 £m	31 December 2021 £m

Liquid investments	67	59	61
Cash and cash equivalents	6,465	3,503	4,274
Short-term borrowings	(3,327)	(5,041)	(3,601)
Long-term borrowings	(18,784)	(20,442)	(20,572)

Short-term loans to third parties held for distribution	2,948	-	-
Cash and cash equivalents held for distribution	1,421	-	-
Borrowings held for distribution	(10,248)	-	-

Total Net debt at the end of the period	(21,458)	(21,921)	(19,838)

Free cash flow reconciliation from continuing operations

	Q2 2022 £m	H1 2022 £m	H1 2021 £m

Net cash inflow from continuing operating activities	1,196	3,402	1,217
Purchase of property, plant and equipment	(237)	(430)	(352)
Proceeds from sale of property, plant and equipment	-	6	95
Purchase of intangible assets	(220)	(597)	(556)
Proceeds from disposals of intangible assets	8	13	314
Net finance costs	(337)	(411)	(421)
Dividends from joint ventures and associates	-	-	9
Contingent consideration paid (reported in investing activities)	(47)	(73)	(55)
Distributions to non-controlling interests	(99)	(177)	(121)
Contributions from non-controlling interests	-	8	7

Free cash inflow from continuing operations	264	1,741	137

R&D commentary

Pipeline overview

Medicines and vaccines in phase III development (including major lifecycle innovation or under regulatory review)	21	Infectious Diseases (10)
		●	Bexsero infants vaccine (US)
		●	COVID-19 (Medicago) vaccine candidate
		●	COVID-19 (Sanofi) vaccine candidate
		●	COVID-19 (SK Bioscience) vaccine candidate
		●	MenABCWY (1st gen) vaccine candidate
		●	Menveo liquid vaccine
		●	Rotarix liquid (US) vaccine
		●	RSV older adult vaccine candidate
		●	gepotidacin (bacterial topoisomerase inhibitor) uUTI and GC
		●	Xevudy (sotrovimab/VIR-7831) COVID-19

Oncology (5)
		●	Blenrep (anti-BCMA ADC) multiple myeloma
		●	Jemperli (anti-PD-1) 1L endometrial cancer
		●	Zejula (PARP inhibitor) 1L ovarian, lung and breast cancer
		●	letetresgene-autoleucel (NY-ESO-1 TCR) synovial sarcoma/myxoid/round cell liposarcoma
		●	momelotinib (JAK1/2 and ACVR1/ALK2 inhibitor) myelofibrosis with anaemia

Immunology (4)
		●	latozinemab (AL001, anti-sortilin) frontotemporal dementia
		●	depemokimab (long acting anti-IL5) asthma, eosinophilic granulomatosis with polyangiitis, chronic rhinosinusitis with nasal polyps
		●	Nucala chronic obstructive pulmonary disease
		●	otilimab (anti-GM-CSF) rheumatoid arthritis

Opportunity driven (2)
		●	daprodustat (HIF-PHI) anaemia of chronic kidney disease
		●	linerixibat (IBATi) cholestatic pruritus in primary biliary cholangitis
Total vaccines and medicines in all phases of clinical development	68
Total projects in clinical development (inclusive of all phases and indications)	86

Our key growth assets by therapy area

The following outlines several key vaccines and medicines by therapy area that will help drive growth for GSK to meet its outlooks and ambition for 2021-2026 and beyond.

Infectious Diseases

bepirovirsen (HBV ASO)

Bepirovirsen is a potential new treatment option for people with chronic hepatitis B as either a monotherapy (B-Clear) or combination therapy with both existing (B-Together) and novel treatments to explore additional combinations in the future. In June 2022, GSK announced promising interim results from the B-Clear phase IIb trial showing that bepirovirsen reduced levels of hepatitis B surface antigen (HBsAg) and hepatitis B virus (HBV) DNA after 24 weeks’ treatment in people with chronic hepatitis B (CHB). These data were presented in an oral late-breaker session at the European Association for the Study of the Liver’s International Liver Congress (ILC) in June 2022 in London, UK. The final results from the trial will be submitted for presentation at a scientific congress later this year and published in a peer-reviewed journal. GSK also presented an abstract at ILC showing preclinical evidence that bepirovirsen harbours intrinsic immunostimulatory activity via Toll-like receptor 8 (TLR8), correlating with clinical efficacy from the phase IIa trial.

GSK announced that a phase III trial evaluating bepirovirsen as a monotherapy treating people with CHB is anticipated to start in the first half of 2023.

Key trials for bepirovirsen:

Trial name (population)	Phase	Design	Timeline	Status
B-Clear bepirovirsen monotherapy (chronic hepatitis B) NCT04449029	IIb	A multi-centre, randomised, partial-blind parallel cohort trial to assess the efficacy and safety of treatment with bepirovirsen in participants with chronic hepatitis B virus	Trial start: Q3 2020	Complete; interim results presented; full data anticipated H2 2022
B-Together bepirovirsen sequential combination therapy with Peg-interferon phase II (chronic hepatitis B) NCT04676724	II
A multi-centre, randomised, open label trial to assess the efficacy and safety of sequential treatment with bepirovirsen followed by Pegylated Interferon Alpha 2a in participants with chronic hepatitis B virus
			Trial start: Q1 2021	Active, not recruiting
bepirovirsen sequential combination therapy with targeted immunotherapy (chronic hepatitis B) NCT05276297	II
A trial on the safety, efficacy and immune response following sequential treatment with an anti-sense oligonucleotide against chronic hepatitis B (CHB) and chronic hepatitis B targeted immunotherapy (CHB-TI) in CHB patients receiving nucleos(t)ide analogue (NA) therapy
			Trial start: Q2 2022	Recruiting

gepotidacin (bacterial topoisomerase inhibitor)

First in class novel antibiotic for the treatment of uncomplicated urinary tract infections (uUTI) and gonorrhoea. Interim analysis for EAGLE-2 and 3 are scheduled for the second half of 2022.

Key phase III trials for gepotidacin:

Trial name (population)	Phase	Design	Timeline	Status
EAGLE-1 (uncomplicated urogenital gonorrhoea) NCT04010539	III
A randomised, multi-centre, open-label trial in adolescent and adult participants comparing the efficacy and safety of gepotidacin to ceftriaxone plus azithromycin in the treatment of uncomplicated urogenital gonorrhoea caused by Neisseria gonorrhoeae
			Trial start: Q4 2019	Recruiting
EAGLE-2 (females with uUTI / acute cystitis) NCT04020341	III
A randomised, multi-centre, parallel-group, double-blind, double-dummy trial in adolescent and adult female participants comparing the efficacy and safety of gepotidacin to nitrofurantoin in the treatment of uncomplicated urinary tract infection (acute cystitis)
			Trial start: Q4 2019	Recruiting
EAGLE-3 (females with uUTI / acute cystitis) NCT04187144	III
A randomised, multi-centre, parallel-group, double-blind, double-dummy trial in adolescent and adult female participants comparing the efficacy and safety of gepotidacin to nitrofurantoin in the treatment of uncomplicated urinary tract infection (acute cystitis)
			Trial start: Q2 2020	Recruiting

MenABCWY vaccine candidate

GSK is developing two MenABCWY pentavalent (5-in-1) vaccines. The first generation is in late-stage development and the second generation is in an earlier stage. The goal is to help protect against all five major disease-causing serogroups. Phase III pivotal results from the first-generation MenABCWY vaccine are anticipated in the second half of this year.

Key trials for MenABCWY vaccine candidate:

Trial name (population)	Phase	Design	Timeline	Status
MenABCWY – 019 NCT04707391	IIIb
A randomised, controlled, observer-blind trial to evaluate safety and immunogenicity of GSK’s meningococcal ABCWY vaccine when administered in healthy adolescents and adults, previously primed with meningococcal ACWY vaccine
			Trial start: Q1 2021	Active, not recruiting
MenABCWY – V72 72 NCT04502693	III
A randomised, controlled, observer-blind trial to demonstrate effectiveness, immunogenicity, and safety of GSK's meningococcal Group B and combined ABCWY vaccines when administered to healthy adolescents and young adults
			Trial start: Q3 2020	Active, not recruiting

RSV vaccine candidates

In June 2022, GSK announced positive headline results from a pre-specified efficacy interim analysis of the AReSVi 006 phase III trial for its RSV older adult (OA) vaccine candidate. An Independent Data Monitoring Committee reviewed the interim analysis, and the primary endpoint was exceeded with no unexpected safety concerns observed. Results from this phase III trial will be presented in a peer-reviewed publication and at an upcoming scientific meeting. The AReSVi 006 trial will continue to evaluate an annual revaccination schedule and longer-term protection over multiple seasons following one dose of the RSV OA vaccine candidate.

Key phase III trials for RSV older adult and maternal vaccine candidates:

Trial name (population)	Phase	Design	Timeline	Status
RSV OA=ADJ-004 (Adults ≥ 60 years old) NCT04732871	III
A randomised, open-label, multi-country trial to evaluate the immunogenicity, safety, reactogenicity and persistence of a single dose of the RSVPreF3 OA investigational vaccine and different revaccination schedules in adults aged 60 years and above
			Trial start: Q1 2021	Active, not recruiting; results anticipated to be shared in H2 2022
RSV OA=ADJ-006 (ARESVI-006; Adults ≥ 60 years old) NCT04886596	III	A randomised, placebo-controlled, observer-blind, multi-country trial to demonstrate the efficacy of a single dose of GSK’s RSVPreF3 OA investigational vaccine in adults aged 60 years and above	Trial start: Q2 2021	Active, not recruiting; primary endpoint met; results anticipated to be shared in H2 2022
RSV OA=ADJ-007 (Adults ≥ 60 years old) NCT04841577	III
An open-label, randomised, controlled, multi-country trial to evaluate the immune response, safety and reactogenicity of RSVPreF3 OA investigational vaccine when co-administered with FLU-QIV vaccine in adults aged 60 years and above
			Trial start: Q2 2021	Complete; results anticipated to be shared in H2 2022
RSV OA=ADJ-009 (Adults ≥ 60 years old) NCT05059301	III
A randomised, double-blind, multi-country trial to evaluate consistency, safety, and reactogenicity of 3 lots of RSVPreF3 OA investigational vaccine administrated as a single dose in adults aged 60 years and above
			Trial start: Q4 2021	Active, not recruiting; primary endpoint met
GRACE (pregnant women aged 18-49 years old) NCT04605159	III
A randomised, double-blind, placebo-controlled multi-country trial to demonstrate efficacy of a single dose of unadjuvanted RSV maternal vaccine, administered IM to pregnant women 18 to 49 years of age, for prevention of RSV associated LRTIs in their infants up to 6 months of age
			Trial start: Q4 2020 Trial stopped enrolment and vaccination: Q1 2022	Stopped enrolment and vaccination

HIV

cabotegravir

In June 2022, the Ministry of Health, Labour and Welfare (MHLW) in Japan approved Vocabria (cabotegravir injection and tablets) used in combination with Janssen Pharmaceutical Companies of Johnson & Johnson’s Rekambys (rilpivirine long-acting injectable suspension) and Edurant (rilpivirine tablets taken as an oral lead-in before initiating injections), the first and only complete long-acting treatment for HIV.

Key phase III trials for cabotegravir:

Trial name (population)	Phase	Design	Timeline	Status
HPTN 083 (HIV uninfected cisgender men and transgender women who have sex with men) NCT02720094	IIb/III
A double-blind safety and efficacy trial of injectable cabotegravir compared to daily oral tenofovir disoproxil fumarate/emtricitabine (TDF/FTC), for Pre-Exposure Prophylaxis in HIV-uninfected cisgender men and transgender women who have sex with men
			Trial start: Q4 2016	Active; not recruiting; primary endpoint met (superiority)
HPTN 084 (HIV uninfected women who are at high risk of acquiring HIV) NCT03164564	III	A double-blind safety and efficacy trial of long-acting injectable cabotegravir compared to daily oral TDF/FTC for Pre-Exposure Prophylaxis in HIV-Uninfected women	Trial start: Q4 2017	Active; not recruiting; primary endpoint met (superiority)
ATLAS NCT02951052	III
A randomised, multi-centre, parallel-group, non-inferiority, open-label trial evaluating the efficacy, safety, and tolerability of switching to long-acting cabotegravir plus long-acting rilpivirine from current INI- NNRTI-, or PI-based antiretroviral regimen in HIV-1-infected adults who are virologically suppressed
			Trial start: Q4 2016	Active; not recruiting; primary endpoint met (non-inferiority)
ATLAS-2M NCT03299049	IIIb
A randomised, multi-centre, parallel-group, non-inferiority, open-label trial evaluating the efficacy, safety, and tolerability of long-acting cabotegravir plus long-acting rilpivirine administered every 8 weeks or every 4 weeks in HIV-1-infected adults who are virologically suppressed
			Trial start: Q4 2017	Active; not recruiting; primary endpoint met (non-inferiority)
FLAIR NCT02938520	III
A randomised, multi-centre, parallel-group, open-label trial evaluating the efficacy, safety, and tolerability of long-acting intramuscular cabotegravir and rilpivirine for maintenance of virologic suppression following switch from an integrase inhibitor single tablet regimen in HIV-1 infected antiretroviral therapy naïve adult participants
			Trial start: Q4 2016	Active; not recruiting; primary endpoint met (non-inferiority)

Oncology

Blenrep (belantamab mafodotin)

Updated data from the DREAMM (DRiving Excellence in Approaches to Multiple Myeloma) clinical trial programme evaluating Blenrep were presented at the 2022 American Society of Clinical Oncology (ASCO) Annual Meeting, held 3-7 June in Chicago, and the European Haematology Association (EHA) 2022 Hybrid Congress, held 9-12 June in Vienna, Austria.

At ASCO, preliminary data from DREAMM-5 sub-study 3 of low-dose Blenrep in combination with nirogacestat in patients with relapsed/refractory multiple myeloma were presented. Nirogacestat, an investigational gamma-secretase inhibitor, has been shown to increase target density and reduce levels of soluble BCMA. As such, the potential to enhance the activity of BCMA-targeted therapies like Blenrep is under investigation. Additionally, the DREAMM-6 data showcased outcomes from several dose cohorts of Blenrep in combination with lenalidomide and dexamethasone in patients with relapsed/refractory multiple myeloma who have received one or more prior lines of treatment.

At EHA, data from DREAMM-9 evaluating a quadruplet combination treatment regimen of Blenrep with the standard of care (bortezomib, lenalidomide and dexamethasone) in patients with newly diagnosed multiple myeloma who are transplant ineligible was presented. Additionally, an oral presentation on updated results from a supported collaborative trial evaluated the safety and efficacy of Blenrep plus lenalidomide and dexamethasone in transplant-ineligible patients with newly diagnosed multiple myeloma.

Collectively, the data from these trials will be used to help inform additional studies evaluating the potential of Blenrep in multiple myeloma, including the earlier line setting.

DREAMM-3 phase III pivotal results are anticipated in the second half of this year.

Key phase III trials for Blenrep:

Trial name (population)	Phase	Design	Timeline	Status
DREAMM-3 (3L/4L+ MM pts who have failed Len + PI) NCT04162210	III
An open-label, randomised trial to evaluate the efficacy and safety of single-agent belantamab mafodotin compared to pomalidomide plus low dose dexamethasone (pom/dex) in participants with relapsed/refractory multiple myeloma
			Trial start: Q2 2020	Recruiting
DREAMM-7 (2L+ MM pts) NCT04246047	III
A multi-centre, open-label, randomised trial to evaluate the efficacy and safety of the combination of belantamab mafodotin, bortezomib, and dexamethasone (B-Vd) compared with the combination of daratumumab, bortezomib and dexamethasone (D-Vd) in participants with relapsed/refractory multiple myeloma
			Trial start: Q2 2020	Active, not recruiting
DREAMM-8 (2L+ MM pts) NCT04484623	III
A multi-centre, open-label, randomised trial to evaluate the efficacy and safety of belantamab mafodotin in combination with pomalidomide and dexamethasone (B-Pd) versus pomalidomide plus bortezomib and dexamethasone (P-Vd) in participants with relapsed/refractory multiple myeloma
			Trial start: Q4 2020	Recruiting

Jemperli (dostarlimab)

At ASCO, updated data from an investigator-sponsored trial from Memorial Sloan Kettering Cancer Center (MSKCC) was presented in a late-breaking oral presentation. The data showed 14 consecutive clinical complete responses in patients who received Jemperli as a first-line treatment for mismatch repair-deficient (dMMR) locally advanced rectal cancer. The research was also published in The New England Journal of Medicine, and initial data were presented earlier this year at the ASCO Gastrointestinal Cancers Symposium. GSK continues to closely collaborate with MSKCC to advance this research and expand the trial for patients with rectal cancer.

Also, at ASCO, results from the GARNET trial Cohorts A1 and A2 in advanced/recurrent dMMR/microsatellite instability-high or proficient/stable endometrial cancer was presented, which will inform long-term use of Jemperli in this patient population. In addition, long-term outcomes from the GARNET trial Cohorts A1 and F were shared, covering the efficacy and safety profile of Jemperli in certain patients with dMMR recurrent or advanced solid tumours, including endometrial cancer.

RUBY phase III pivotal results are anticipated in the second half of this year.

Key trials for Jemperli:

Trial name (population)	Phase	Design	Timeline	Status
RUBY ENGOT-EN6 GOG-3031 (1L Stage III or IV endometrial cancer) NCT03981796	III
A randomised, double-blind, multi-centre trial of dostarlimab (TSR-042) plus carboplatin-paclitaxel with and without niraparib maintenance versus placebo plus carboplatin-paclitaxel in patients with recurrent or primary advanced endometrial cancer
			Trial start: Q3 2019	Recruiting
PERLA (1L metastatic non-small cell lung cancer) NCT04581824	II	A randomised, double-blind study to evaluate the efficacy of dostarlimab plus chemotherapy versus pembrolizumab plus chemotherapy in metastatic non-squamous non-small cell lung cancer	Trial start: Q4 2020	Active, not recruiting

momelotinib (JAK1/2 and ACVR1/ALK2 inhibitor)

On July 1, GSK announced that it had completed the acquisition of Sierra Oncology, Inc. (Sierra Oncology), a California-based biopharmaceutical company focused on targeted therapies for the treatment of rare forms of cancer. The acquisition includes momelotinib, a potential new medicine with a unique dual mechanism of action that may address the critical unmet medical needs of myelofibrosis patients with anaemia.

The full MOMENTUM phase III data were presented in an oral presentation at ASCO, in addition to a poster presentation of a subset analysis from the trial evaluating safety and efficacy for patients with low platelet counts, which was presented as a poster. Together, these data demonstrate the potential use of momelotinib in symptomatic and anaemic myelofibrosis patients.

In June 2022, Sierra Oncology announced the regulatory submission of a New Drug Application (NDA) for momelotinib with the US Food and Drug Administration (FDA). A filing with the European Medicines Agency (EMA) is expected in H2 2022.

Key phase III trials for momelotinib:

Trial name (population)	Phase	Design	Timeline	Status
MOMENTUM (myelofibrosis) NCT04173494	III
A randomised, double-blind, active control phase III trial intended to confirm the differentiated clinical benefits of the investigational drug momelotinib (MMB) versus danazol (DAN) in symptomatic and anaemic subjects who have previously received an approved Janus kinase inhibitor (JAKi) therapy for myelofibrosis (MF)
			Trial start: Q1 2020	Active, not recruiting; primary endpoint met

Zejula (niraparib)

At ASCO, GSK presented real-world analyses from four studies in patients with advanced ovarian cancer, including real-world data evaluating outcomes in patients with advanced ovarian cancer who receive poly (ADP-ribose) polymerase (PARP) inhibitor monotherapy as maintenance compared to those who receive active surveillance. Insights from the presentations will deepen the understanding of the use of PARP inhibitors for maintenance therapy in advanced ovarian cancer and shed light on differences in treatment practice across geographic locations.

Key phase III trials for Zejula:

Trial name (population)	Phase	Design	Timeline	Status
ZEAL-1L (maintenance for 1L advanced NSCLC) NCT04475939	III
A randomised, double-blind, placebo-controlled, multi-centre trial comparing niraparib plus pembrolizumab versus placebo plus pembrolizumab as maintenance therapy in participants whose disease has remained stable or responded to first-line platinum-based chemotherapy with pembrolizumab for Stage IIIB/IIIC or IV non-small cell lung cancer
			Trial start: Q4 2020	Recruiting
ZEST (Her2- with BRCA-mutation, or TNBC) NCT04915755	III
A randomised double-blinded trial comparing the efficacy and safety of niraparib to placebo in participants with either HER2-negative BRCA-mutated or triple-negative breast cancer with molecular disease based on presence of circulating tumour DNA after definitive therapy
			Trial start: Q2 2021	Recruiting
FIRST (1L ovarian cancer maintenance) NCT03602859	III
A randomised, double-blind, comparison of platinum-based therapy with dostarlimab (TSR-042) and niraparib versus standard of care platinum-based therapy as first-line treatment of stage III or IV non-mucinous epithelial ovarian cancer
			Trial start: Q4 2018	Active, not recruiting

Immunology

depemokimab (long-acting anti-IL5)

In Q2 2022, GSK began recruiting for three additional phase III programmes. This includes a screening of patients in two trials for chronic rhinosinusitis with nasal polyps (CRSwNP) and site initiation activities for trials in eosinophilic granulomatosis with polyangiitis (EGPA) and hyper-eosinophilic syndrome (HES). Recruitment of patients into all three programmes is ongoing.

Key phase III trials for depemokimab:

Trial name (population)	Phase	Design	Timeline	Status
SWIFT-1 (severe eosinophilic asthma; SEA) NCT04719832	III
A 52-week, randomised, double-blind, placebo-controlled, parallel-group, multi-centre trial of the efficacy and safety of depemokimab adjunctive therapy in adult and adolescent participants with severe uncontrolled asthma with an eosinophilic phenotype
			Trial start: Q1 2021	Recruiting
SWIFT-2 (SEA) NCT04718103	III
A 52-week, randomised, double-blind, placebo-controlled, parallel-group, multi-centre trial of the efficacy and safety of depemokimab adjunctive therapy in adult and adolescent participants with severe uncontrolled asthma with an eosinophilic phenotype
			Trial start: Q1 2021	Recruiting
NIMBLE (SEA) NCT04718389	III
A 52-week, randomised, double-blind, double-dummy, parallel group, multi-centre, non-inferiority trial assessing exacerbation rate, additional measures of asthma control and safety in adult and adolescent severe asthmatic participants with an eosinophilic phenotype treated with depemokimab compared with mepolizumab or benralizumab
			Trial start: Q1 2021	Recruiting
ANCHOR-1 (CRSwNP) NCT05274750	III	Efficacy and safety of depemokimab in participants with CRSwNP	Trial start: Q2 2022	Recruiting
ANCHOR-2 (CRSwNP) NCT05281523	III	Efficacy and safety of depemokimab in participants with CRSwNP	Trial start: Q2 2022	Recruiting
OCEAN (EGPA) NCT05263934	III	Efficacy and safety of depemokimab compared with mepolizumab in adults with relapsing or refractory EGPA	Trial site initiations underway	Recruiting
DESTINY (HES) NCT05334368	III	A 52-week, randomised, placebo-controlled, double-blind, parallel group, multicentre trial of depemokimab in adults with uncontrolled HES receiving standard of care (SoC) therapy	Trial site initiations underway	Recruiting

otilimab (anti-GM-CSF)

GSK is investigating otilimab, an anti-GM-CSF monoclonal antibody, as a potential new treatment for rheumatoid arthritis (RA). We expect to report results from three phase III studies by the end of 2022.

Key phase III trials for otilimab:

Trial name (population)	Phase	Design	Timeline	Status
contRAst-1 (Moderate to severe RA MTX-IR patients) NCT03980483	III
A 52-week, multi-centre, randomised, double blind, efficacy, and safety trial comparing otilimab with placebo and with tofacitinib, in combination with methotrexate in participants with moderately to severely active rheumatoid arthritis who have an inadequate response to methotrexate
			Trial start: Q2 2019	Active, not recruiting
contRAst-2 (Moderate to severe RA DMARD-IR patients) NCT03970837	III
A 52-week, multi-centre, randomised, double blind, efficacy, and safety trial, comparing otilimab with placebo and with tofacitinib in combination with conventional synthetic DMARDs, in participants with moderately to severely active rheumatoid arthritis who have an inadequate response to conventional synthetic DMARDs or biologic
			Trial start: Q2 2019	Active, not recruiting
contRAst-3 (Moderate to severe RA patients IR to biologic DMARD and/or JAKs) NCT04134728	III
A 24-week, multi-centre, randomised, double-blind, efficacy and safety trial, comparing otilimab with placebo and with sarilumab, in combination with conventional synthetic DMARDs, in participants with moderately to severely active rheumatoid arthritis who have an inadequate response to biological DMARDs and/or Janus Kinase inhibitors
			Trial start: Q4 2019	Complete; results anticipated to be shared H2 2022

Opportunity driven

daprodustat (oral hypoxia-inducible factor prolyl hydroxylase inhibitor)

Earlier this year, the EMA validated the marketing authorisation application (MAA), and the US FDA accepted the NDA for daprodustat based on the positive data from the ASCEND phase III clinical trial programme. The programme included five pivotal trials assessing the efficacy and safety of daprodustat for the treatment of anaemia of chronic kidney disease (CKD) in both non-dialysis and dialysis settings. GSK has also submitted MAAs in both Australia and Switzerland.

Trial name (population)	Phase	Design	Timeline	Status
ASCEND-D (Dialysis subjects with anaemia of CKD) NCT02879305	III
A randomised, open-label (sponsor-blind), active-controlled, parallel-group, multi-centre, event driven trial in dialysis subjects with anaemia associated with chronic kidney disease to evaluate the safety and efficacy of daprodustat compared to recombinant human erythropoietin, following a switch from erythropoietin-stimulating agents
			Reported	Complete; primary endpoint met
ASCEND-ID (Incident Dialysis subjects with anaemia of CKD) NCT03029208	III
A 52-week open-label (sponsor-blind), randomised, active-controlled, parallel-group, multi-centre trial to evaluate the efficacy and safety of daprodustat compared to recombinant human erythropoietin in subjects with anaemia of chronic kidney disease who are initiating dialysis
			Reported	Complete; primary endpoint met
ASCEND-TD (Dialysis subjects with anaemia of CKD) NCT03400033	III
A randomised, double-blind, active-controlled, parallel-group, multi-centre trial in haemodialysis participants with anaemia of chronic kidney disease to evaluate the efficacy, safety, and pharmacokinetics of three-times weekly dosing of daprodustat compared to recombinant human erythropoietin, following a switch from recombinant human erythropoietin or its analogues
			Reported	Complete; primary endpoint met
ASCEND-ND (Non-dialysis subjects with anaemia of CKD) NCT02876835	III
A randomised, open-label (sponsor-blind), active-controlled, parallel-group, multi-centre, event driven trial in non-dialysis subjects with anaemia of chronic kidney disease to evaluate the safety and efficacy of daprodustat compared to darbepoetin alfa
			Reported	Complete; primary endpoint met
ASCEND-NHQ (Non-dialysis subjects with anaemia of CKD) NCT03409107	III
A 28-week, randomised, double-blind, placebo-controlled, parallel-group, multi-centre, trial in recombinant human erythropoietin (rhEPO) naïve non-dialysis participants with anaemia of chronic kidney disease to evaluate the efficacy, safety, and effects on quality of life of daprodustat compared to placebo
			Reported	Complete; primary endpoint met

Principal risks and uncertainties
The principal risks and uncertainties affecting the Group for 2022 are those described under the headings below. In our November 2021 annual risk review, the Board agreed our principal risks for 2022, which remain largely unchanged, with the evolution of Privacy to Data Ethics and Privacy, Non-Promotional Engagement to Scientific and Patient Engagement and Transformation and Separation to Separation. Additionally, we agreed that Environmental Sustainability, the risks relating to which are described on pages 284 to 285 of our Annual Report, will be managed under our ESG areas of focus.

We describe our risk management process on page 46 of our 2021 Annual Report, along with more detailed information on our risks, including definitions, trends, potential impact, context and mitigation activities as set out on pages 47 to 48 and pages 275 to 287 of our 2021 Annual Report. Additionally, we include risks and uncertainties relating to the COVID-19 pandemic in our Annual Report (see page 54).

2022 Principal Risks
Risk Title	Risk Definition
Patient safety
Failure to appropriately collect, review, follow up, or report human safety information (HSI), including adverse events from all potential sources, and to act on any relevant findings in a timely manner.

Product quality	Failure by GSK, its contractors or suppliers to ensure:
	●	Appropriate controls and governance of quality in product development;
	●	Compliance with good manufacturing practice or good distribution practice regulations in commercial or clinical trials manufacture and distribution activities;
	●	Compliance with the terms of GSK product licences and supporting regulatory activities.
Financial controls and reporting
Failure to comply with current tax laws or incurring significant losses due to treasury activities; failure to report accurate financial information in compliance with accounting standards and applicable legislation.

Anti-bribery and anti-corruption (ABAC)	Failure of GSK employees and third parties to comply with our anti-bribery & anti-corruption (ABAC) principles, standards and controls, as well as all applicable legislation.
Commercial practices
Failure to engage in commercial activities that are consistent with the letter and spirit of the law, industry regulations, or the Group's requirements relating to sales and promotion of our medicines and vaccines; appropriate interactions with healthcare professionals/ organizations and patients; legitimate and transparent transfers of value; and competition (or antitrust) regulations in commercial practices, including trade channel activities and tendering business.

Scientific and patient engagement
We engage externally with HCPs, HCOs, payers, governments, patients/general public and others, to gain insights, educate and communicate the science of our medicines and/or associated disease areas to inform patient care decisions. These interactions must be legitimate, conducted appropriately and transparently in compliance with local laws, regulations, Industry Codes, GSK business and ethics standards.

Data ethics and privacy
With increasing ease and opportunities for use and re-use of data through artificial intelligence, data analytics and automation in business decisions and processes, complex ethical dilemmas emerge irrespective of legal compliance, particularly around its application to personal data. Unethical use of data or the failure to collect, secure, use, share and destroy Personal Information in accordance with data privacy laws can lead to harm to individuals and GSK.

Research practices
Potential failure to adequately conduct ethical and credible pre-clinical and clinical research. In addition, it is the failure to engage in scientific activities that are consistent with relevant laws, industry practices, and GSK values and expectations. It comprises the following sub-risks: Data Governance; Laboratory Research; and Human Subject Research.

Environment, health and safety (EHS)	Failure in management of:
	●	Execution of hazardous activities;
	●	GSK's physical assets and infrastructure;
	●	Handling and processing of hazardous chemicals and biological agents;
	●	Control of releases of substances harmful to the environment in both the short and long term;
leading to incidents which could disrupt our R&D and Supply activities, harm employees, harm the communities and harm the local environments in which we operate.
Information security
Information Security risk is characterized as the unauthorised disclosure, theft, unavailability or corruption of GSK’s Information or key information systems that may lead to harm to our patients, partners, workforce and/or customers, disruption to our business and/or loss of commercial or strategic advantage, regulatory sanction, or damage to our reputation.

Supply continuity	Failure to deliver a continuous supply of compliant finished product; inability to respond effectively to a crisis incident in a timely manner to recover and sustain critical operations.
Separation	Failure to deliver the plan for successful separation of GSK into two new, leading companies: new GSK and Haleon.

Reporting definitions

Total, Continuing and Adjusted results
Total reported results represent the Group’s overall performance including discontinued operations. Continuing results represents performance excluding discontinued operations.

GSK also uses a number of adjusted, non-IFRS, measures to report the performance of its business. Adjusted results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS. Adjusted results are defined on page 37 and other non-IFRS measures are defined below and are based on continuing operations.

Free cash flow from continuing operations
Free cash flow is defined as the net cash inflow/outflow from continuing operating activities less capital expenditure on property, plant and equipment and intangible assets, contingent consideration payments, net finance costs, and dividends paid to non-controlling interests plus proceeds from the sale of property, plant and equipment and intangible assets, and dividends received from joint ventures and associates (all attributable to continuing operations). It is used by management for planning and reporting purposes and in discussions with and presentations to investment analysts and rating agencies. Free cash flow growth is calculated on a reported basis. A reconciliation of net cash inflow from continuing operations to free cash flow from continuing operations is set out on page 58.

Free cash flow conversion
Free cash flow conversion is free cash flow from continuing operations as a percentage of earnings attributable to shareholders from continuing operations.

Working capital
Working capital represents inventory and trade receivables less trade payables.

CER and AER growth
In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the comparative period. CER% represents growth at constant exchange rates. £% or AER% represents growth at actual exchange rates.

Total Net debt
Net debt is defined as total borrowings less cash, cash equivalents, liquid investments, and short-term loans to third parties that are subject to an insignificant risk of change in value (including those classified as assets and liabilities held for distribution).

COVID-19 solutions
COVID-19 solutions include the sales of pandemic adjuvant and other COVID-19 solutions including vaccine manufacturing and Xevudy and the associated costs but does not include reinvestment in R&D. This categorisation is used by management and we believe is helpful to investors through providing clarity on the results of the Group by showing the contribution to growth from COVID-19 solutions.

New GSK
New GSK refers to the current GSK group excluding the Haleon business that has been demerged.

General Medicines
General Medicines are usually prescribed in the primary care or community settings by general healthcare practitioners. For GSK, this includes medicines in inhaled respiratory, dermatology, antibiotics and other diseases.

Specialty Medicines
Specialty Medicines are typically prescription medicines used to treat complex or rare chronic conditions. For GSK, this comprises medicines in infectious diseases, HIV, oncology, immunology and respiratory.

Biopharma
Biopharma refers to sales in Commercial Operations.

Share Consolidation
Shareholders received 4 new Ordinary shares with a nominal value of 31¼ pence each for every 5 existing Ordinary share which had a nominal value of 25 pence each. Earnings per share, diluted earnings per share, adjusted earnings per share and dividends per share were retrospectively adjusted to reflect the Share Consolidation in all the periods presented.

Earnings per share
Earnings per share has been retrospectively adjusted for the Share Consolidation on 18 July 2022, applying a ratio of 4 new Ordinary shares for every 5 existing Ordinary shares.

Brand names and partner acknowledgements
Brand names appearing in italics throughout this document are trademarks of GSK or associated companies or used under licence by the Group.
The MAPS trademark is a registered Trademark of Affinivax, Inc.

Guidance, assumptions and cautionary statements

2022 guidance
GSK now expects 2022 sales to increase between 6 to 8 per cent and Adjusted operating profit to increase between 13 to 15 per cent. Adjusted Earnings per share is expected to grow around 1 per cent lower than Operating Profit. This guidance is provided at CER and excludes the commercial benefit of COVID-19 solutions.

Assumptions related to 2022 guidance
In outlining the guidance for 2022, the Group has made certain assumptions about the healthcare sector, the different markets in which the Group operates and the delivery of revenues and financial benefits from its current portfolio, pipeline and restructuring programmes. This guidance relates only to GSK. With the momentum from the business performance to date, GSK now expects 2022 sales to increase between 6 to 8 per cent and Adjusted operating profit to increase between 13 to 15 per cent, excluding any contributions from COVID-19 solutions. Adjusted Earnings per share is expected to grow around 1 per cent lower than Operating Profit. We have delivered first half performance ahead of our full year guidance, slightly better than expected, informed by strong business delivery and the dynamics of prior year comparators.

Predominantly reflecting a more challenging H2 2021 sales comparator as well as the expected increase in R&D spend, we expect lower reported growth in the second half. Key external factors that will influence the second half of 2022 include the continued risk from COVID-19 dynamics and possible developments in the current uncertain global economic environment.

Notwithstanding uncertain economic conditions across many markets in which we operate, we observe evidence of healthcare systems recovering and continue to expect full year sales of Specialty Medicines to grow approximately 10% CER and sales of General Medicines to show a slight decrease, primarily reflecting increased genericisation of established Respiratory medicines. Vaccines sales are now expected to grow at a low to mid-teens percentage at CER for the year. Specifically for Shingrix, we continue to expect strong double-digit growth and record annual sales in 2022, based on strong demand in existing markets and continued geographical expansion. However, we do expect sales in the second half to be slightly lower than in the first half of 2022 due to some channel stocking in the first half in the US.

These planning assumptions as well as operating profit guidance and dividend expectations assume no material interruptions to supply of the Group’s products, no material mergers, acquisitions or disposals, no material litigation or investigation costs for the Company (save for those that are already recognised or for which provisions have been made) and no change in the Group’s shareholdings in ViiV Healthcare. The assumptions also assume no material changes in the healthcare environment or unexpected significant changes in pricing as a result of government or competitor action. The 2022 guidance factors in all divestments and product exits announced to date.

The Group’s guidance assumes successful delivery of the Group’s integration and restructuring plans. Material costs for investment in new product launches and R&D have been factored into the expectations given. Given the potential development options in the Group’s pipeline, the outlook may be affected by additional data-driven R&D investment decisions. The guidance is given on a constant currency basis.

Assumptions and cautionary statement regarding forward-looking statements
The Group’s management believes that the assumptions outlined above are reasonable, and that the guidance, outlooks, ambitions and expectations described in this report are achievable based on those assumptions. However, given the forward-looking nature of these guidance, outlooks, ambitions and expectations, they are subject to greater uncertainty, including potential material impacts if the above assumptions are not realised, and other material impacts related to foreign exchange fluctuations, macro-economic activity, the impact of outbreaks, epidemics or pandemics, such as the COVID-19 pandemic and ongoing challenges and uncertainties posed by the COVID-19 pandemic for businesses and governments around the world, changes in legislation, regulation, government actions or intellectual property protection, product development and approvals, actions by our competitors, and other risks inherent to the industries in which we operate.

This document contains statements that are, or may be deemed to be, “forward-looking statements”. Forward-looking statements give the Group’s current expectations or forecasts of future events. An investor can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as ‘anticipate’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, dividend payments and financial results. Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Group undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The reader should, however, consult any additional disclosures that the Group may make in any documents which it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements.

All outlooks, ambitions and expectations should be read together with pages 5-7 of the Stock Exchange announcement relating to an update to investors dated 23 June 2021, paragraph 19 of Part 7 of the Circular to shareholders relating to the demerger of Haleon dated 1 June 2022 and the Guidance, assumptions and cautionary statements in this Q2 2022 earnings release.

Forward-looking statements are subject to assumptions, inherent risks and uncertainties, many of which relate to factors that are beyond the Group’s control or precise estimate. The Group cautions investors that a number of important factors, including those in this document, could cause actual results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, but are not limited to, those discussed under Item 3.D ‘Risk Factors’ in the Group’s Annual Report on Form 20-F for 2021 and any impacts of the COVID-19 pandemic. Any forward looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors on the date of this report.

Directors’ responsibility statement

The Board of Directors approved this Half-yearly Financial Report on 27 July 2022.

The Directors confirm that to the best of their knowledge the unaudited condensed financial information has been prepared in accordance with IAS 34 as contained in UK-adopted International Financial Reporting Standards (IFRS) and that the interim management report includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8.

After making enquiries, the Directors considered it appropriate to adopt the going concern basis in preparing this Half-yearly Financial Report.

The Directors of GSK plc are as follows:

Sir Jonathan Symonds	Non-Executive Chair, Nominations & Corporate Governance Committee Chair
Dame Emma Walmsley	Chief Executive Officer (Executive Director)
Iain Mackay	Chief Financial Officer (Executive Director)
Dr Hal Barron	Chief Scientific Officer and President, R&D (Executive Director)
Charles Bancroft	Senior Independent Non-Executive Director, Audit & Risk Committee Chair
Dr Anne Beal	Independent Non-Executive Director, Corporate Responsibility Committee Chair
Dr Harry (Hal) Dietz	Independent Non-Executive Director
Dr Laurie Glimcher	Independent Non-Executive Director
Dr Jesse Goodman	Independent Non-Executive Director, Science Committee Chair
Urs Rohner	Independent Non-Executive Director, Remuneration Committee Chair
Dr Vishal Sikha	Independent Non-Executive Director

By order of the Board
Emma Walmsley Chief Executive Officer 27 July 2022	Iain Mackay Chief Financial Officer

Independent review report to GSK plc

We have been engaged by GSK plc (“the Company”) to review the condensed financial information in the Results Announcement of the Company for the three and six months ended 30 June 2022.

What we have reviewed
The condensed financial information comprises:
●	the income statement and statement of comprehensive income for the three month period ended 30 June 2022 on pages 39 to 40;
●	the balance sheet as at 30 June 2022 on page 44;
●	the statement of changes in equity for the six month period then ended on page 45;
●	the cash flow statement for the six month period then ended on page 46 and;
●
the accounting policies and basis of preparation and the explanatory notes to the condensed financial information on pages 41 to 43 and 47 to 58 that have been prepared applying consistent accounting policies to those applied by the Group in the Annual Report 2021, which was prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the United Kingdom.

We have read the other information contained in the Results Announcement, including the non-IFRS measures contained on pages 41 to 43 and 47 to 58, and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the Company in accordance with International Standard on Review Engagements (UK and Ireland) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Financial Reporting Council. Our work has been undertaken so that we might state to the Company those matters we are required to state to it in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors’ responsibilities
The Results Announcement of the Company, including the condensed interim financial information, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the Results Announcement of the Company in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

As disclosed in Note 1, the annual financial statements of the Company are prepared in accordance with United Kingdom adopted International Financial Reporting Standards. The condensed financial information included in this Results Announcement have been prepared in accordance with United Kingdom adopted International Accounting Standard 34, “Interim Financial Reporting”.

Our responsibility
Our responsibility is to express to the Company a conclusion on the condensed financial information in the Results Announcement based on our review. Our conclusion, including our Conclusions Relating to Going Concern, are based on procedures that are less extensive than audit procedures, as described in the Scope of Review paragraph of this report.

Conclusion Relating to Going Concern
Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis for Conclusion section of this report, nothing has come to our attention to suggest that the directors have inappropriately adopted the going concern basis of accounting or that the directors have identified material uncertainties relating to going concern that are not appropriately disclosed.

This conclusion is based on the review procedures performed in accordance with this ISRE (UK), however future events or conditions may cause the entity to cease to continue as a going concern.

Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Financial Reporting Council for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed financial information in the Results Announcement for the three and six months ended 30 June 2022 are not prepared, in all material respects, in accordance with United Kingdom adopted International Accounting Standard 34 and the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

Deloitte LLP
Statutory Auditor
London, United Kingdom
27 July 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: July 27, 2022

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc